                                                Filed Pursuant to Rule 424(b)(1)
                                                   Registration Number 333-36833

PROSPECTUS
----------
                                2,300,000 SHARES

                                  [IMCO LOGO]

                              IMCO RECYCLING INC.
                                  COMMON STOCK

                            ------------------------

     On October 29, 1997, the last reported sale price of the common stock, par value $0.10 per share (the "Common Stock"), of IMCO Recycling Inc. (the "Company") on the New York Stock Exchange was $18 13/16 per share. The Common Stock trades on the New York Stock Exchange under the symbol "IMR."

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                           PRICE TO                UNDERWRITING              PROCEEDS TO
                                            PUBLIC                 DISCOUNT(1)                COMPANY(2)
---------------------------------------------------------------------------------------------------------------
Per Share........................           $18.00                     $.90                     $17.10
---------------------------------------------------------------------------------------------------------------
Total(3).........................        $41,400,000                $2,070,000               $39,330,000
===============================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $500,000.
(3) The Company has granted the several Underwriters an option to purchase up to an additional 345,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $47,610,000, $2,380,500 and $45,229,500, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about November 4, 1997.

                            ------------------------

MERRILL LYNCH & CO.                             RAYMOND JAMES & ASSOCIATES, INC.
                            ------------------------
                The date of this Prospectus is October 29, 1997.

                                [PICTURES HERE]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  [PICTURE]

IMCO recently completed construction of this 150 million pound per year aluminum recycling facility in Coldwater, Michigan. The new plant provides metal for use by the auto industry and other customers.

                                  [PICTURE]

About 30 percent of IMCO's annual processing volume is provided to the transportation sector, particularly manufacturers of auto and truck components. This is the largest and fastest-growing aluminum market. At the Uhrichsville, Ohio facility, turnings from production of forged aluminum auto wheels are recycled and returned to manufacturers.


                                  [PICTURE]

IMCO's new Coldwater, Michigan plant utilizes technically advanced recycling furnaces which are much larger than conventional types. Because of their size, better heat utilization and melting efficiency, they are expected to significantly increase production per man-hour.

                                  [PICTURE]

IMCO specializes in providing customers with just-in-time delivery of molten metal which reduces customers' energy and capital expense, metal loss and equipment downtime. Over 50 percent of the company's annual processing volume is delivered in molten form.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. All information herein giving effect to the offering made hereby (the "Offering") assumes no exercise of the Underwriters' over-allotment option. Except where the context otherwise requires, the term "Company" as used herein refers to IMCO Recycling Inc. and its subsidiaries.

                                  THE COMPANY

     The Company is the largest aluminum recycler in the United States and believes that it is the largest aluminum recycler in the world. The Company's principal business is the processing of secondary aluminum, which includes used aluminum beverage cans ("UBCs"), scrap and dross (a by-product of aluminum production). The Company converts UBCs, scrap and dross into molten metal in furnaces at facilities owned and/or operated by the Company. The Company then delivers the processed aluminum to customers in molten form or ingots. The Company recovers magnesium in a similar process and also recycles zinc. Most of the Company's processing capacity is utilized to recycle customer-owned materials, for which the Company charges a fee (a service called "tolling"). During fiscal 1996, approximately 82% of the Company's total pounds of metal processed involved tolling of aluminum. The balance of the Company's business involves the purchase of scrap and dross for processing and recycling by the Company for subsequent resale ("buy/sell" business).

     The Company's business has benefited from the trend to include recycled aluminum in finished products as well as the growth in the production and recycling of UBCs and the increasing utilization of aluminum in automotive (including automobiles and trucks) components. Over the past two decades, U.S. production of recycled aluminum has risen 184% while total U.S. aluminum supply has increased only 82%. Recycled aluminum now constitutes approximately 34% of overall aluminum supply, compared to 22% in 1976.

     The Company's customers include some of the world's major aluminum producers and aluminum fabricators, diecasters, extruders and other processors. Most of the metal processed by the Company is used to produce products for the transportation, packaging and construction industries, which constitute the three largest aluminum markets. Much of the Company's recent growth has been directed toward serving the transportation sector, which has been the largest and fastest-growing aluminum market in recent years due to the increasing use of aluminum in automotive components.

GROWTH STRATEGY

     The Company's strategy is to participate in sectors of the nonferrous metals recycling industry in which it believes it can provide customers with a technology-based, value-added service and in which it can develop significant market share. The Company believes that it has been successful in differentiating its aluminum recycling services from those of its competitors through (1) operational and design technologies that produce higher metal recovery yields, (2) the strategic location of facilities in close proximity to customers, providing for both stronger ties to its customers and greater convenience and accessibility for its customers, (3) the ability to deliver recycled aluminum in molten form for just-in-time delivery, thereby saving customers the expense of remelting aluminum ingots and (4) advanced environmental technology and practices, including dedicated disposal facilities and a proprietary process used by the Company to recover aluminum from by-products of the recycling process. To achieve its objectives, the Company focuses on internal expansion as well as growth through strategic acquisitions, vertical integration of its aluminum operations and services, operational efficiencies through technological innovation, customer service and environmental efficiencies.

     Strategic Expansion. Since 1993, the Company has increased its number of facilities and capacity through acquisitions of existing facilities, construction of new facilities, and expansion of existing facilities. As of March 31, 1993, the Company owned and operated five recycling plants, which had an aggregate annual processing capacity of 735 million pounds of aluminum and 50 million pounds of other metals. As of August 31, 1997, the Company owned and operated 15 recycling and processing plants, which have an aggregate annual processing capacity of 2,055 million pounds of aluminum and 50 million pounds of other metals. In addition, the Company owns a 50% interest in an aluminum recycling joint venture in Germany, which has an annual melting capacity of 280 million pounds and is constructing an aluminum recycling facility in Swansea, Wales, which will have an annual melting capacity of 100 million pounds. The Company expects that currently planned expansions of existing facilities will add approximately 145 million pounds of annual processing capacity during 1998. See "Business -- Growth of Business." Expansion of the Company's network of facilities in the U.S. has enabled the Company to allocate processing work among its facilities, thereby maximizing utilization of capacity and absorbing excess demand. The Company intends to continue to expand its business by targeting growing markets, such as the automotive market, constructing additional aluminum recycling facilities, expanding and improving its existing facilities and acquiring or partnering with similar recycling businesses or other metals processors. See "Recent and Pending
Acquisitions -- Pending Alchem Acquisition" below. In addition, the Company plans to continue seeking foreign sites for its recycling facilities where market conditions warrant.

     Vertical Integration. The Company also seeks business opportunities that combine its traditional recycling services with downstream processing operations that more directly serve manufacturers and other end-users. For example, the Company's acquisition of Rock Creek Aluminum, Inc. in early 1997 expanded the Company's scope of activities from solely recycling operations to include the mechanical processing of aluminum dross and scrap into deoxidization agents, desulphurizers and slag conditioners to be sold to steel producers for use in steel production. Further, the proposed acquisition of Alchem Aluminum, Inc., if completed, will permit the Company to expand from molten metal deliveries to the Alchem facility to the manufacture and sale of specification aluminum alloy products for automotive equipment manufacturers. See "Recent and Pending Acquisitions" below.

     Technological Innovation. The Company's facilities and equipment have been continually improved and updated through plant modernization programs, including technological advancements designed to improve operational efficiencies. Between January 1, 1992 and June 30, 1997, the Company made capital expenditures and joint venture investments totaling $99 million in new plant and equipment (excluding acquisitions of existing companies or facilities). These investments have increased the Company's productivity, market share and total processing capacity. During 1994 and 1995, the Company's facilities operated at greater than 100% of their aggregate stated capacities. For the first eight months of 1997, the Company's capacity utilization rate was reduced to an average of approximately 94%, primarily as a result of the addition of new capacity and the commencement of operations at the Coldwater, Michigan facility. In August 1997, the Company's facilities operated at 98% of their aggregate stated capacity.

     Customer Service. The Company is dedicated to maintaining customer satisfaction and seeks to develop new methods and processes to better serve its customers. The Company believes it provides its customers with the highest level of service by offering (1) higher metal recovery rates, (2) a higher quality of metal recovered, (3) advanced environmental technology and practices and (4) conveniently located facilities. By December 1997, the Company expects to have the capability to provide 74% of its processed aluminum in molten form. Through long-term relationships with primary producers and other customers, the Company maximizes its production capabilities while providing customers with a reliable source for their product requirements. For the eight months ended August 31, 1997, the Company processed 582 million pounds of aluminum pursuant to multi-year contracts with its customers, which amount represented approximately 45% of the Company's 1997 total processing volume through that date. These contracts generally contain price adjustment provisions directly related to production costs, such as labor and natural gas expenses.

     Environmental Efficiencies. The Company is developing a "closed loop" production system in which virtually all materials used in the recycling process are reclaimed or consumed, thus greatly reducing the need for and expense of landfilling. Management believes that considerable progress has been made in this area through the operation of its Kentucky salt cake processing plant and its patented wet-milling process employed to recycle salt cake at both its Arizona facility and the SALTS joint venture. While no assurances can be given that an economically efficient closed loop recycling system will be developed for all of the Company's facilities and processes, management believes that continued progress toward this goal is desirable for the Company's customers due to the opportunities for cost savings and further assurances of environmental safety. In addition, customers benefit from the enhanced environmental facilities employed by the Company, such as the lined landfill at its Morgantown, Kentucky facility, which is built to hazardous waste standards. See "Business -- The Recycling Process."

GROWTH OF BUSINESS

     By implementing its growth strategy, the Company has (1) increased its customer base, (2) expanded the geographic scope of its services, both domestically and abroad and (3) enhanced its technological leadership in the secondary aluminum recycling industry. Principal events in this regard since 1994 have been:

     - The acquisition in 1994 of Metal Resources, Inc. and subsequent expansion of its Loudon, Tennessee aluminum recycling facility.

     - The acquisitions in 1995 of Metal Mark, Inc. and its aluminum recycling facilities in Chicago Heights, Illinois and Sikeston, Missouri and the Ravenswood Aluminum, Inc. aluminum recycling facility in Bedford, Indiana.

     - The establishment in 1996 of the Company's aluminum recycling joint venture in Germany, the Company's first international venture.

     - The construction in 1996 of the Company's salt cake processing facility at Morgantown, Kentucky.

     - The construction in 1996 and 1997 of an aluminum recycling facility in Coldwater, Michigan.

     - The acquisitions in January 1997 of IMSAMET, Inc., which owns three aluminum processing and recycling facilities and Rock Creek Aluminum, Inc., which owns two aluminum processing facilities.

     - The construction in 1997 of the Company's aluminum recycling facility in Swansea, Wales.

     - The proposed acquisition of Alchem Aluminum, Inc., which operates a secondary aluminum production facility.

See "Business -- Growth of Business."

RECENT AND PENDING ACQUISITIONS

     IMSAMET and Rock Creek Acquisitions. In January 1997, the Company completed the acquisitions of IMSAMET, Inc. ("IMSAMET") and Rock Creek Aluminum, Inc. ("Rock Creek"). IMSAMET owns or has a majority interest in three aluminum recycling plants located in Idaho, Arizona and Utah, and owns a 50% interest in a facility in Utah that uses a proprietary process to reclaim materials from salt cake. IMSAMET's recycling facilities have a combined annual melting capacity of 420 million pounds. Rock Creek operates two facilities in Ohio that utilize milling, shredding, blending, testing and packaging equipment to process various types of raw materials, including aluminum dross and scrap, into deoxidation agents, desulphurizers and slag conditioners for use in the steel industry. Rock Creek's facilities have a total annual processing capacity of approximately 150 million pounds.

     Pending Alchem Acquisition. On September 18, 1997, the Company announced that it had entered into a non-binding letter of intent to acquire all of the capital stock of Alchem Aluminum, Inc. ("Alchem"), in exchange for cash and 1,208,339 shares of Common Stock (the "Alchem Acquisition"). Alchem is a producer of specification aluminum alloys for automotive manufacturers and their suppliers. Completion of the Alchem Acquisition will permit the Company to increase its participation in the automotive industry, broaden its customer base and expand its product range to include specification alloys. If the acquisition is completed, the Company estimates that approximately 30% of its annual domestic capacity will be dedicated to supplying the transportation sector. The acquisition is expected to increase the Company's total annual processing capacity in 1998 to approximately 2.6 billion pounds.

     The shares of Common Stock to be issued to the Alchem shareholders will be contractually restricted from resale for periods of up to three years, and the Company plans to agree to grant the Alchem shareholders certain registration rights with respect to such shares of Common Stock. The amount of cash to be paid will be determined by deducting the aggregate amount of Alchem's obligations for borrowed money outstanding as of the closing date of the acquisition from $26,250,000. As of September 30, 1997, the amount of Alchem's indebtedness for borrowed money outstanding was $12,115,000.

     Alchem has been operating its facility located in Coldwater, Michigan since 1972. Alchem and the Company have also been operating under a joint venture agreement entered into in October 1995 to construct and operate an aluminum recycling plant adjacent to Alchem's processing plant in Coldwater. This joint venture plant began operating in February 1997 and was fully completed in October 1997. Alchem's facility has an annual processing capacity of 180 million pounds; the joint venture facility with the Company has an annual capacity of 150 million pounds. For its fiscal year ended October 31, 1996, Alchem had net sales of $112 million. For the six months ended June 30, 1997, Alchem had net sales of $74 million. The Alchem Acquisition is expected to close in November 1997; however, there can be no assurance of when or whether it will be completed. See "Business -- Pending Alchem Acquisition."

                                  THE OFFERING

Shares of Common Stock Offered by the
  Company....................................  2,300,000

Shares of Common Stock to be Outstanding:
  after the Offering.........................  14,843,343(1)(2)
  after the Offering and the Alchem
     Acquisition.............................  16,051,682(1)(2)

Use of Proceeds..............................  To reduce outstanding indebtedness under the Company's senior credit facility. See "Use of Proceeds."

New York Stock Exchange Symbol...............  "IMR"

---------------

(1) Based on the number of shares of Common Stock outstanding at September 30, 1997.

(2) Excludes 2,036,995 shares of Common Stock reserved for issuance under the Company's stock option and incentive plans as of September 30, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary consolidated financial and operating data for the Company (i) on an historical basis for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 and (ii) on a pro forma basis for the year ended December 31, 1996 and as of and for the six months ended June 30, 1997 reflecting pro forma adjustments for the effects of the IMSAMET and Rock Creek acquisitions, the Alchem Acquisition and the Offering. The historical summary consolidated financial data for and as of the end of each of the three years in the period ended December 31, 1996, have been derived from the audited consolidated financial statements of the Company. The historical summary consolidated financial data of the Company as of June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements. This information should be read in conjunction with "Summary Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Pro Forma Condensed Consolidated Financial Statements and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                                 FOR THE YEAR ENDED DECEMBER 31,         FOR THE SIX MONTHS ENDED JUNE 30,
                                            ------------------------------------------   ----------------------------------
                                                                             PRO FORMA                            PRO FORMA
                                              1994       1995       1996      1996(5)      1996        1997        1997(5)
                                            --------   --------   --------   ---------   --------   -----------   ---------
                                                                                              (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND POUNDS PROCESSED DATA)
STATEMENT OF EARNINGS DATA(1):
  Revenues................................  $101,116   $141,167   $210,871   $408,936    $101,183    $159,127     $231,807
  Cost of sales(2)........................    78,478    110,228    185,333    363,550      85,486     136,850      203,135
                                            --------   --------   --------   --------    --------    --------     --------
  Gross profit............................    22,638     30,939     25,538     45,386      15,697      22,277       28,672
  Selling, general and administrative.....     6,440     10,027     11,774     20,849       5,869       8,799       11,195
  Interest expense........................     1,014      1,073      3,421      7,885       1,590       3,659        3,690
  Interest income.........................      (154)      (424)      (623)      (643)       (382)       (179)        (183)
  Nonrecurring litigation expense(3)......     1,635         --         --         --          --          --           --
  Equity in (earnings) loss of joint
    venture...............................        --       (100)       114        (36)       (423)        (90)         (90)
                                            --------   --------   --------   --------    --------    --------     --------
  Earnings before provision for income
    taxes, minority interests and
    extraordinary item....................    13,703     20,363     10,852     17,331       9,043      10,088       14,060
  Provision for income taxes..............     5,232      7,893      4,132      6,846       3,482       4,033        5,624
                                            --------   --------   --------   --------    --------    --------     --------
  Earnings before minority interests and
    extraordinary item....................     8,471     12,470      6,720     10,485       5,561       6,055        8,436
  Minority interests......................        --         --         --       (319)         --        (208)        (208)
                                            --------   --------   --------   --------    --------    --------     --------
  Earnings before extraordinary item......     8,471     12,470      6,720   $ 10,166       5,561       5,847     $  8,228
                                                                             ========                             ========
  Extraordinary item(4)...................        --         --         --                     --      (1,318)
                                            --------   --------   --------               --------    --------
  Net earnings............................  $  8,471   $ 12,470   $  6,720               $  5,561    $  4,529
                                            ========   ========   ========               ========    ========
  Earnings per common share before
    extraordinary item....................  $   0.73   $   1.03   $   0.55   $   0.62    $   0.45    $   0.46     $   0.51
  Net earnings per common share...........  $   0.73   $   1.03   $   0.55               $   0.45    $   0.36
  Dividends declared per common share.....  $   0.10   $  0.105   $   0.20               $   0.10    $   0.10
  Weighted average common shares
    outstanding...........................    11,644     12,108     12,309     16,435      12,387      12,732       16,240

OTHER OPERATING DATA(1):
  Depreciation and amortization...........  $  7,367   $  9,353   $ 11,316   $ 17,542    $  5,673    $  7,773     $  8,777
  Capital expenditures....................  $  6,646   $ 15,538   $ 16,711   $ 19,647    $  4,480    $ 19,026     $ 20,571
  Pounds of metal processed (in
    millions).............................     1,013      1,323      1,451      1,941         739         922        1,009
  Percent of total pounds processed:
    Tolled aluminum.......................       93%        92%        82%        77%         85%         82%          76%
    Purchased aluminum....................        3%         5%        15%        21%         12%         16%          22%
    Magnesium and zinc....................        4%         3%         3%         2%          3%          2%           2%

                                                     Footnotes on following page

                                                               AS OF DECEMBER 31,             AS OF JUNE 30, 1997
                                                         -------------------------------    ------------------------
                                                          1994        1995        1996       ACTUAL     PRO FORMA(5)
                                                         -------    --------    --------    --------    ------------
                                                                                                  (UNAUDITED)
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Working capital......................................  $17,303    $ 27,998    $ 32,649    $ 35,368      $ 58,555
  Total assets.........................................   96,791     139,877     164,707     267,421       328,951
  Total long-term debt.................................   11,860      29,754      48,202     115,391       110,152
  Stockholders' equity.................................   68,290      83,276      88,335      98,888       154,968

---------------

(1) The Company's results of operations and financial position have been affected by acquisitions of existing facilities and companies during the periods presented above. See Note B of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) During the third quarter of 1996, the Company recorded a charge to cost of sales of $4,177,000 resulting from management's decision to close the Company's Corona, California plant and to accelerate the closure of the first cell of the Company's landfill in Morgantown, Kentucky.

(3) Consists of a nonrecurring charge related to settlement of a lawsuit and related legal expenses.

(4) During the first quarter of 1997, the Company recorded an extraordinary charge of $1,318,000 (net of taxes) resulting from the refinancing of substantially all of the Company's outstanding debt in connection with the acquisitions of IMSAMET and Rock Creek.

(5) The pro forma summary consolidated financial information for the year ended December 31, 1996 gives effect to the IMSAMET and Rock Creek Acquisitions, the Alchem Acquisition and the Offering, assuming such transactions were consummated on January 1, 1996. The pro forma summary consolidated financial information for the six months ended June 30, 1997 gives effect to the Alchem Acquisition and the Offering, assuming such transactions were consummated on January 1, 1996. The pro forma summary consolidated balance sheet information has been prepared assuming the Alchem Acquisition and the Offering were consummated on that date. See "Summary Pro Forma Financial Data" and the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

                              RECENT DEVELOPMENTS

     On October 20, 1997, the Company released selected financial results for the three and nine month periods ended September 30, 1997. During the three months ended September 30, 1997, revenues increased 44% to $77,500,000, compared to revenues of $53,700,000 for the three months ended September 30, 1996. During the three months ended September 30, 1997, the pounds of metal processed by the Company increased 39% to 508 million pounds, compared to 365 million pounds for the three months ended September 30, 1996. During the three months ended September 30, 1997, net earnings increased to $4,100,000 or $0.32 per share, compared to a net loss of $800,000 or $0.07 per share for the three months ended September 30, 1996. The third quarter 1996 results reflected special charges in cost of sales, resulting from the Company's decision to close its California facility and the closure of the first cell of its solid waste landfill in Kentucky.

     During the nine months ended September 30, 1997, revenues increased 53% to $236,600,000, compared to revenues of $154,900,000 during the nine months ended September 30, 1996. During the nine months ended September 30, 1997, the pounds of metal processed by the Company increased 30% to 1.431 billion pounds, compared to 1.104 billion pounds for the nine months ended September 30, 1996. Net earnings for the nine months ended September 30, 1997 increased 81% to $8,700,000 or $0.68 per share, which results include an extraordinary charge of $1,318,000 resulting from early retirement of debt in January 1997 in connection with the Company's refinancing of its existing debt facilities and its acquisition of IMSAMET at that time, compared to net earnings of $4,800,000 or $0.39 per share during the nine months ended September 30, 1996, which results included the special charges in cost of sales described above. During the nine months ended September 30, 1997, earnings before minority interests and extraordinary item increased 37% to $10,300,000, compared to $7,500,000 (prior to the special charges discussed above) during the nine months ended September 30, 1996. Tolling operations represented 84% of the Company's total processing volumes in both the nine month periods ended September 30, 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The increase in revenues for the quarter and the nine months ended September 30, 1997 resulted principally from increased customer demand during 1997 and the addition of the operations of the IMSAMET and Rock Creek facilities in January 1997, as well as increased volumes at certain of the Company's other facilities and contributions from the Company's Coldwater, Michigan facility, which commenced operations in March 1997.

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in or incorporated by reference into this Prospectus may be deemed to be forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is subject to the "Safe Harbor" provisions of those sections. This information includes, without limitation, statements concerning future revenues, future earnings, future costs, future margins and future expenses; pending or future acquisitions or corporate combinations (including the Alchem Acquisition), plans for domestic or international expansion, facility construction schedules and projected completion dates, and anticipated technological advances; future capabilities of the Company to achieve "closed loop recycling" on a commercially efficient basis, prospects for the Company's joint venture partners to purchase a portion of the Company's interests, and future or extensions of existing long-term supply contracts with its customers; the outcome of and any liabilities resulting from any claims, investigations or proceedings against the Company or its subsidiaries; future levels of dividends (if any), the future mix of business, future asset recoveries, and future operations, future demand, future industry conditions, future capital expenditures, and future financial condition. These statements are based on current expectations and involve a number of risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.

     When used in or incorporated by reference into this Prospectus, the words "anticipate," "estimate," "expect," "may," "project" and similar expressions are intended to be among the statements that identify forward-looking statements. Important factors that could affect the Company's actual results and cause actual results to differ materially from those results that might be projected, forecast, estimated or budgeted by the Company in such forward-looking statements include, but are not limited to, the following: fluctuations in operating levels at the Company's facilities, the mix of buy/sell business as opposed to tolling business, retention and financial condition of major customers, effects of future costs, collectibility of receivables, the inherent unpredictability of adversarial or administrative proceedings, effects of environmental and other governmental regulations, currency exchange fluctuations, the price of and demand for aluminum on world markets and future levels and timing of capital expenditures.

     These statements are further qualified by the following: any estimates of future operating rates at the Company's plants are based on current expectations by management of the Company of future levels of volumes and prices for the Company's services or metal, and are subject to fluctuations in customer demand for the Company's services and prevailing conditions in the metal markets, as well as certain components of the Company's cost of operations, including energy and labor costs. Many of the factors affecting revenues and costs are outside of the control of the Company, including general economic and financial market conditions, weather conditions, and governmental regulation and factors involved in administrative and other proceedings. The future mix of buy/sell vs. tolling business is also dependent on customers' needs and overall demand, world and U.S. market conditions then prevailing in the respective metal markets, and the operating levels at the Company's various facilities at the relevant time.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock trades on the New York Stock Exchange (trading symbol:
"IMR"). On September 26, 1997, the outstanding shares of Common Stock were held of record by 517 stockholders. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Common Stock, as reported on the New York Stock Exchange composite tape for the periods indicated, and the dividends declared per share during the periods indicated.

                                                              PRICE RANGE
                                                             -------------      DIVIDENDS
                                                             HIGH      LOW      DECLARED
                                                             ----      ---      ---------
1995
  First Quarter............................................  $16 3/8   $13 3/8   $  --
  Second Quarter...........................................   19 1/4    15 1/4    0.035
  Third Quarter............................................   23 3/4    17 7/8    0.035
  Fourth Quarter...........................................   24 1/2    20 1/2    0.035
1996
  First Quarter............................................  $24 5/8   $18 1/2   $0.05
  Second Quarter...........................................   24 3/8    17 5/8    0.05
  Third Quarter............................................   18 1/4    15        0.05
  Fourth Quarter...........................................   17 3/4    14 3/8    0.05
1997
  First Quarter............................................  $17       $13 5/8   $0.05
  Second Quarter...........................................   18 7/8    13 3/4    0.05
  Third Quarter............................................   20 1/16   17 3/8    0.05
  Fourth Quarter (through October 29, 1997)................   21        17 7/8      --

     On October 29, 1997, the closing price of the Common Stock on the New York Stock Exchange was $18 13/16 per share.

     Dividends as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of funds legally available therefor. The credit agreement governing the Company's senior credit facility (the "Credit Agreement") limits the aggregate annual amount of cash dividends the Company can pay. The current limitations are as follows: $3.5 million per year for 1997 and

1998, $4.0 million per year for 1999 and 2000, and $6.0 million per year after 2000. The Company intends to continue paying dividends on its Common Stock, although future dividend declarations are at the discretion of the Company's Board of Directors and will depend upon the Company's level of earnings, cash flow, financial requirements, economic and business conditions and other relevant factors, including the restrictions contained in the Company's long-term debt instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note F of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered hereby are estimated to be approximately $38,830,000 ($44,729,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses to be paid by the Company.

     The Company intends to apply the net proceeds from the Offering to reduce outstanding indebtedness under the Credit Agreement, which was originally incurred in January 1997 to finance the IMSAMET acquisition and to refinance outstanding indebtedness. Indebtedness under the Credit Agreement bears a fluctuating interest rate based on LIBOR or the prime rate, plus a credit margin that is based on the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization. As of September 30, 1997, the effective interest rate under the Credit Agreement was 7.5% per annum. The terms of the Credit Agreement currently provide for a term loan, which has a final maturity of seven years, and a revolving loan, which has a final maturity of five years. The aggregate principal amount of indebtedness outstanding under the Credit Agreement as of September 30, 1997 was $107,855,000. The terms of the Credit Agreement are currently being renegotiated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth (i) the historical consolidated capitalization of the Company as of June 30, 1997, (ii) the pro forma consolidated capitalization of the Company as of June 30, 1997 after giving effect to the Alchem Acquisition and (iii) the pro forma consolidated capitalization of the Company giving effect to the Alchem Acquisition, as adjusted to give effect to the sale of 2,300,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." See "Summary Pro Forma Financial Data" and the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                AS OF JUNE 30, 1997
                                                      ---------------------------------------
                                                                   PRO FORMA       PRO FORMA
                                                                    FOR THE       AS ADJUSTED
                                                                     ALCHEM         FOR THE
                                                       ACTUAL     ACQUISITION      OFFERING
                                                      --------   --------------   -----------
                                                                  (IN THOUSANDS)
Current maturities of long-term debt................  $  7,614      $    273       $    273
                                                      ========      ========       ========
Long-term debt(1)...................................  $115,391      $148,982       $110,152
Stockholders' equity:
  Preferred stock, $.10 par value; 8,000,000 shares
     authorized; none issued........................        --            --             --
  Common Stock, $.10 par value; 20,000,000 shares
     authorized; 12,639,744 shares issued,
     13,848,083 shares issued pro forma and
     16,148,083 shares issued, pro forma as
     adjusted(2)....................................     1,264         1,385          1,615
  Additional paid-in capital........................    34,605        51,734         90,334
  Retained earnings.................................    64,296        64,296         64,296
  Treasury shares at cost; 105,101 shares held......    (1,277)       (1,277)        (1,277)
                                                      --------      --------       --------
          Total stockholders' equity................    98,888       116,138        154,968
                                                      --------      --------       --------
          Total capitalization......................  $221,893      $265,393       $265,393
                                                      ========      ========       ========

---------------
(1) See Note F of Notes to Consolidated Financial Statements for information concerning the Company's long-term debt.
(2) Excludes 2,036,995 shares of Common Stock reserved for issuance under the Company's stock option and incentive plans as of September 30, 1997. Of these shares, 808,625 are subject to options that were exercisable as of September 30, 1997. See Note H of Notes to Consolidated Financial Statements for information concerning stock options.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following tables set forth summary historical and pro forma consolidated statements of earnings data for the Company for the year ended December 31, 1996 and the six months ended June 30, 1997, and summary historical and pro forma balance sheet data as of June 30, 1997. Such information has been derived from the Pro Forma Condensed Consolidated Financial Statements and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                      For the Year Ended December 31, 1996

                                                           PRO FORMA FOR
                                                            THE IMSAMET                        PRO FORMA
                                                              AND THE        PRO FORMA FOR    AS ADJUSTED
                                              COMPANY       ROCK CREEK        THE ALCHEM        FOR THE
                                             HISTORICAL   ACQUISITIONS(1)   ACQUISITION(2)    OFFERING(3)
                                             ----------   ---------------   ---------------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................   $210,871       $298,475          $408,936        $408,936
Cost of sales..............................    185,333        261,011           363,550         363,550
                                              --------       --------          --------        --------
Gross profit...............................     25,538         37,464            45,386          45,386
Selling, general and administrative
  expense..................................     11,774         16,823            20,849          20,849
Interest expense...........................      3,421          9,068            10,984           7,885
Interest income............................       (623)          (623)             (643)           (643)
Equity in earnings of affiliates...........        114            (36)              (36)            (36)
                                              --------       --------          --------        --------
Earnings before provision for income taxes
  and minority interests...................     10,852         12,232            14,232          17,331
Provision for income taxes.................      4,132          4,832             5,622           6,846
                                              --------       --------          --------        --------
Earnings before minority interests.........      6,720          7,400             8,610          10,485
Minority interests, net of provision for
  income taxes.............................         --           (319)             (319)           (319)
                                              --------       --------          --------        --------
Net earnings...............................   $  6,720       $  7,081          $  8,291        $ 10,166
                                              ========       ========          ========        ========
Net earnings per common share..............   $   0.55       $   0.55          $   0.59        $   0.62
Weighted average common and common
  equivalent shares outstanding............     12,309         12,927            14,135          16,435

                     For the Six Months Ended June 30, 1997

                                                                                            PRO FORMA
                                                                         PRO FORMA FOR     AS ADJUSTED
                                                           COMPANY         THE ALCHEM        FOR THE
                                                         HISTORICAL      ACQUISITION(4)    OFFERING(5)
                                                        -------------    --------------    -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................................    $159,127          $231,807        $231,807
Cost of sales.........................................     136,850           203,135         203,135
                                                          --------          --------        --------
Gross profit..........................................      22,277            28,672          28,672
Selling, general and administrative expense...........       8,799            11,195          11,195
Interest expense......................................       3,659             4,670           3,690
Interest income.......................................        (179)             (183)           (183)
Equity in earnings of affiliates......................         (90)              (90)            (90)
                                                          --------          --------        --------
Earnings before provision for income taxes, minority
  interests and extraordinary item....................      10,088            13,080          14,060
Provision for income taxes............................       4,033             5,232           5,624
                                                          --------          --------        --------
Earnings before minority interests and extraordinary
  item................................................       6,055             7,848           8,436
Minority interests, net of provision for income
  taxes...............................................        (208)             (208)           (208)
                                                          --------          --------        --------
Earnings before extraordinary item....................    $  5,847          $  7,640        $  8,228
                                                          ========          ========        ========
Net earnings per common share before extraordinary
  item................................................    $   0.46          $   0.55        $   0.51
Weighted average common and common equivalent shares
  outstanding.........................................      12,732            13,940          16,240

                                                     Footnotes on following page

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                              as of June 30, 1997

                                                                                           PRO FORMA
                                                                          PRO FORMA           AS
                                                                           FOR THE         ADJUSTED
                                                           COMPANY          ALCHEM          FOR THE
                                                          HISTORICAL    ACQUISITION(6)    OFFERING(7)
                                                          ----------    --------------    -----------
                                                                        (IN THOUSANDS)
                                               Assets

Current assets
  Cash and cash equivalents.............................  $   2,781        $  3,814         $  3,814
  Accounts receivable...................................     46,927          63,182           63,182
  Inventories...........................................     16,596          35,163           35,163
  Deferred income taxes.................................      1,567           1,567            1,567
  Other current assets..................................      2,128           2,449            2,449
                                                          ---------        --------         --------
          Total current assets..........................     69,999         106,175          106,175
Property and equipment, net.............................    120,022         132,136          132,136
Intangible assets.......................................     57,288          69,611           69,611
Investments in affiliates...............................     14,704          14,759           14,759
Other assets, net.......................................      5,408           6,270            6,270
                                                          ---------        --------         --------
                                                          $ 267,421        $328,951         $328,951
                                                          =========        ========         ========
                                Liabilities and Stockholders' Equity
Current liabilities
  Accounts payable......................................  $  21,860        $ 40,944         $ 40,944
  Accrued liabilities...................................      5,157           6,403            6,403
  Current maturities of long-term debt..................      7,614             273              273
                                                          ---------        --------         --------
          Total current liabilities.....................     34,631          47,620           47,620
Long-term debt..........................................    115,391         148,982          110,152
Other long-term liabilities.............................      6,838           6,838            6,838
Deferred income taxes...................................      6,214           7,714            7,714
Minority interests......................................      5,459           1,659            1,659
Stockholders' equity....................................     98,888         116,138          154,968
                                                          ---------        --------         --------
                                                          $ 267,421        $328,951         $328,951
                                                          =========        ========         ========

---------------

(1) Reflects pro forma adjustments to the historical statement of earnings data for the IMSAMET and Rock Creek acquisitions as if such transactions had been consummated on January 1, 1996.

(2) Reflects pro forma adjustments to the historical statement of earnings data for the IMSAMET and Rock Creek acquisitions and the Alchem Acquisition as if such transactions had been consummated on January 1, 1996. This data has been derived using financial information for Alchem for its fiscal year ended October 31, 1996.

(3) Reflects pro forma adjustments to the historical statement of earnings data for the IMSAMET and Rock Creek acquisitions, the Alchem Acquisition and the Offering as if such transactions had been consummated on January 1, 1996. This data has been derived using financial information for Alchem for its fiscal year ended October 31, 1996.

(4) Reflects pro forma adjustments to the historical statement of earnings data for the Alchem Acquisition as if such transaction had been consummated on January 1, 1996.

(5) Reflects pro forma adjustments to the historical statement of earnings data for the Alchem Acquisition and the Offering as if such transactions had been consummated on January 1, 1996.

(6) Reflects pro forma adjustments to the historical balance sheet data for the Alchem Acquisition as if such transaction had been consummated on June 30, 1997.

(7) Reflects pro forma adjustments to the historical balance sheet data for the Alchem Acquisition and the Offering as if such transactions had been consummated on June 30, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following historical selected consolidated financial data for and as of the end of each of the five years in the period ended December 31, 1996, have been derived from the audited consolidated financial statements of the Company. The historical selected consolidated financial data of the Company for the six-month periods ended and as of June 30, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements. Such unaudited consolidated financial statements, in the opinion of management, reflect all adjustments, consisting of normal recurring accruals, considered necessary to present fairly such information for those periods and the Company's financial condition as of such dates. Results for the six-month period ended June 30, 1997 are not necessarily indicative of results to be expected for the year ending December 31, 1997. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Pro Forma Financial Data" and the Consolidated Financial Statements and the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                                        FOR THE SIX MONTHS
                                                FOR THE YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                 --------------------------------------------------------------   -------------------------------
                                                                                         PRO                               PRO
                                                                                        FORMA                             FORMA
                                  1992      1993       1994       1995       1996      1996(5)      1996       1997      1997(5)
                                 -------   -------   --------   --------   --------   ---------   --------   --------   ---------
                                                                                                      (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA(1):
  Revenues.....................  $60,223   $74,216   $101,116   $141,167   $210,871   $408,936    $101,183   $159,127   $231,807
  Cost of sales(2).............   44,783    57,452     78,478    110,228    185,333    363,550      85,486    136,850    203,135
                                 -------   -------   --------   --------   --------   --------    --------   --------   --------
  Gross profit.................   15,440    16,764     22,638     30,939     25,538     45,386      15,697     22,277     28,672
  Selling, general and
    administrative expenses....    5,092     5,023      6,440     10,027     11,774     20,849       5,869      8,799     11,195
  Interest expense.............    1,026       897      1,014      1,073      3,421      7,885       1,590      3,659      3,690
  Interest income..............     (439)     (299)      (154)      (424)      (623)      (643)       (382)      (179)      (183)
  Nonrecurring litigation
    expense(3).................       --        --      1,635         --         --         --          --         --         --
  Equity in (earnings) loss of
    joint venture..............       --        --         --       (100)       114        (36)       (423)       (90)       (90)
                                 -------   -------   --------   --------   --------   --------    --------   --------   --------
  Earnings before provision for
    income taxes, minority
    interests and extraordinary
    item.......................    9,761    11,143     13,703     20,363     10,852     17,331       9,043     10,088     14,060
  Provision for income taxes...    2,286     3,121      5,232      7,893      4,132      6,846       3,482      4,033      5,624
                                 -------   -------   --------   --------   --------   --------    --------   --------   --------
  Earnings before minority
    interests and extraordinary
    item.......................    7,475     8,022      8,471     12,470      6,720     10,485       5,561      6,055      8,436
  Minority interests...........       --        --         --         --         --       (319)         --       (208)      (208)
                                 -------   -------   --------   --------   --------   --------    --------   --------   --------
  Earnings before extraordinary
    item.......................    7,475     8,022      8,471     12,470      6,720   $ 10,166       5,561      5,847   $  8,228
                                                                                      ========                          ========
  Extraordinary item(4)........       --        --         --         --         --                     --     (1,318)
                                 -------   -------   --------   --------   --------               --------   --------
  Net earnings.................  $ 7,475   $ 8,022   $  8,471   $ 12,470   $  6,720               $  5,561   $  4,529
                                 =======   =======   ========   ========   ========               ========   ========
  Earnings per common share
    before extraordinary
    item.......................  $  0.67   $  0.70   $   0.73   $   1.03   $   0.55   $   0.62    $   0.45   $   0.46   $   0.51
  Net earnings per common
    share......................  $  0.67   $  0.70   $   0.73   $   1.03   $   0.55               $   0.45   $   0.36
  Dividends declared per common
    share......................       --        --   $   0.10   $  0.105   $   0.20               $   0.10   $   0.10
  Weighted average common and
    common equivalent shares
    outstanding................   11,199    11,524     11,644     12,108     12,309     16,435      12,387     12,732     16,240

OTHER OPERATING DATA(1):
  Depreciation and
    amortization...............  $ 4,425   $ 6,201   $  7,367   $  9,353   $ 11,316   $ 17,542    $  5,673   $  7,773   $  8,777
  Capital spending.............  $15,008   $11,939   $  6,646   $ 15,538   $ 16,711   $ 19,647    $  4,480   $ 19,026   $ 20,571

                                                     Footnotes on following page

                                                                AS OF DECEMBER 31,                   AS OF JUNE 30, 1997
                                                  -----------------------------------------------   ----------------------
                                                   1992      1993      1994      1995      1996     ACTUAL    PRO FORMA(5)
                                                  -------   -------   -------   -------   -------   -------   ------------
                                                                                                         (UNAUDITED)
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA(1):
  Working capital...............................  $11,319   $ 9,129   $17,303   $27,998   $32,649   $35,368     $ 58,555
  Total assets..................................   68,871    79,427    96,791   139,877   164,707   267,421      328,951
  Total long-term debt..........................   10,500     8,000    11,860    29,754    48,202   115,391      110,152
  Stockholders' equity..........................   48,910    57,056    68,290    83,276    88,335    98,888      154,968

---------------

(1) The Company's results of operations and financial position have been affected by acquisitions of existing facilities and companies during the periods presented above. See Note B of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) During the third quarter of 1996, the Company recorded a charge to cost of sales of $4,177,000 resulting from management's decision to close the Company's Corona, California plant and to accelerate the closure of the first cell of the Company's landfill in Morgantown, Kentucky.

(3) Consists of a nonrecurring charge related to settlement of a lawsuit and related legal expenses.

(4) During the first quarter of 1997, the Company recorded an extraordinary charge of $1,318,000 (net of taxes) resulting from the refinancing of substantially all of the Company's outstanding debt in connection with the acquisitions of IMSAMET and Rock Creek.

(5) The pro forma consolidated financial information for the year ended December 31, 1996 gives effect to the IMSAMET and Rock Creek acquisitions, the Alchem Acquisition and the Offering, assuming such transactions were consummated on January 1, 1996. The pro forma consolidated financial information for the six months ended June 30, 1997 gives effect to the Alchem Acquisition and the Offering, assuming such transactions were consummated on January 1, 1996. The pro forma consolidated balance sheet information has been prepared assuming the Alchem Acquisition and the Offering were consummated on that date. See "Summary Pro Forma Financial Data" and Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Registration Statement.

GENERAL

     Most of the Company's processing consists of aluminum, magnesium and zinc tolled for its customers. To a lesser extent, the Company's processing consists of buy/sell business, which involves purchases of scrap metal and dross for processing and resale. The Company's buy/sell business revenues include the cost of the metal, the processing cost and the Company's profit margin in the selling price. Tolling revenues reflect only the processing cost and the Company's profit margin. Accordingly, the tolling business generally produces lower revenues and costs of sales than does the buy/sell business. Changes in the mix of these two businesses from time to time can cause revenues to vary significantly from period to period while not significantly affecting gross profit, since both types of business generally produce approximately the same gross profit per pound of metal processed.

     During the 1990s, aluminum inventories on the worldwide commodity exchanges have fluctuated from severe excesses to relatively balanced positions. In times of excess, aluminum prices declined, negatively affecting the profitability of the major aluminum producers who are some of the Company's largest customers. Environments of low profitability for the Company's customers have inhibited, during those times, the Company's ability to pass cost increases through to its customers. In early 1994, worldwide inventories of aluminum began falling for a number of reasons, including an increase in demand for aluminum, particularly in the United States, and consequently prices for aluminum began to rise. During 1995, worldwide aluminum prices declined from their 1994 levels, particularly in the fourth quarter, and continued to fall until the end of 1996. For the first six months of fiscal 1997, the U.S. domestic aluminum industry has benefited from increases in aluminum prices and an increase in demand. It is not possible to predict the future price of aluminum or the level of worldwide inventories of aluminum and whether, or to what extent, such factors will affect the Company's future business.

     The following table sets forth for the periods indicated the total pounds of material processed (aluminum, magnesium and zinc); the percentage of total pounds processed represented by (i) tolled aluminum, (ii) purchased aluminum and
(iii) magnesium and zinc; total revenues and total gross profits:

                                                                         FOR THE SIX MONTHS
                                     FOR THE YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                    ---------------------------------   ---------------------
                                      1994        1995        1996        1996        1997
                                    ---------   ---------   ---------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
Pounds Processed..................  1,012,574   1,323,382   1,451,408     739,045     922,314
Percent of Total Pounds Processed:
  Tolled Aluminum.................        93%         92%         82%         85%         82%
  Purchased Aluminum..............         3%          5%         15%         12%         16%
  Magnesium and Zinc..............         4%          3%          3%          3%          2%
Revenues..........................  $ 101,116   $ 141,167   $ 210,871   $ 101,183   $ 159,127
Gross Profits.....................  $  22,638   $  30,939   $  25,538   $  15,697   $  22,277

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1997 vs. Six Months Ended June 30, 1996

     Production. During the six months ended June 30, 1997, the pounds of metal processed by the Company increased 25% to 922 million pounds, compared to the 739 million pounds processed during the six months ended June 30, 1996. Aluminum processing at the Company's newest joint venture plant in Coldwater, Michigan (which began production in March 1997) and the IMSAMET facilities (which were acquired in January 1997) were the primary reasons for the increased production. With the exception of its Bedford,

Indiana plant, the Company's other aluminum plants processed approximately the same amount of material in the six months ended June 30, 1997 as they processed in the six months ended June 30, 1996.

     Revenues. During the six months ended June 30, 1997, revenues increased 57% to $159,127,000, compared to revenues of $101,183,000 during the six months ended June 30, 1996. The acquisitions of IMSAMET and Rock Creek and operations at the new Coldwater, Michigan plant accounted for 86% of the revenue increase for the six month period ended June 30, 1997. The remainder of the increase was due primarily to the combination of higher aluminum selling prices and higher levels of buy/sell business for the Company's other aluminum plants. As discussed above, an increase in buy/sell business generally results in a much higher increase in revenue than would be produced by a similar increase in tolling business. During 1997, the Company has had additional metal for sale due to the operation of its salt cake processing facilities in Morgantown, Kentucky (constructed in 1996) and Goodyear, Arizona (acquired in 1997). The increase in buy/sell business during the six months ended June 30, 1997 also resulted in higher inventory levels during that period. Tolling activity represented 83% of the Company's total pounds melted during the six months ended June 30, 1997, as compared to 84% during the six months ended June 30, 1996.

     Gross Profit. During the six months ended June 30, 1997, gross profits increased 42% to $22,277,000, compared to gross profits of $15,697,000 during the six months ended June 30, 1996. The acquisitions of IMSAMET and Rock Creek in January 1997 and the new Coldwater plant accounted for approximately 80% of the increase in gross profits for the six months ended June 30, 1997. In addition, gross profits during the six months ended June 30, 1997 were higher due to the elimination of the operating loss at the Company's Corona, California plant, which was closed in the third quarter of 1996, and higher aluminum prices, which increased margins from the Company's buy/sell business.

     SG&A Expenses. During the six months ended June 30, 1997, selling, general and administrative expenses increased 50% to $8,799,000, compared to $5,869,000 during the six months ended June 30, 1996. The $2,930,000 increase was due principally to higher employee, professional, consulting and goodwill amortization expenses associated with the IMSAMET and Rock Creek acquisitions.

     Interest Expense. During the six months ended June 30, 1997, interest expense increased 130% to $3,659,000, compared to interest expense of $1,590,000 during the six months ended June 30, 1996. The increase in interest expense was primarily attributable to the additional debt outstanding in the first six months of 1997 (due to borrowings in January 1997 to fund the IMSAMET acquisition) as compared to the same period of 1996. See "-- Liquidity and Capital Resources" below.

     Extraordinary Item. In connection with the acquisitions of IMSAMET and Rock Creek in January 1997, the Company borrowed funds under the Credit Agreement. See "Liquidity and Capital Resources" below. A portion of the sums borrowed under the Credit Agreement was used to retire substantially all of the Company's outstanding indebtedness prior to its stated maturity. This early debt retirement generated an extraordinary loss of $1,318,000 (net of income taxes of $878,000) for the first quarter of 1997. There was no extraordinary item in 1996.

     Net Earnings. During the six months ended June 30, 1997, earnings before provision for income taxes, minority interests and extraordinary item increased 12% to $10,088,000, compared to $9,043,000 during the six months ended June 30, 1996. This increase in earnings was primarily the result of higher gross profits, which were in turn partially offset by the increases in selling, general and administrative expenses and interest expense. During the six months ended June 30, 1997, the Company's effective income tax rate was 40%, compared to 39% during the six months ended June 30, 1996. For the six months ended June 30, 1997, net earnings decreased 19% to $4,529,000, compared to $5,561,000 for the six months ended June 30, 1996, due principally to the extraordinary item in the first quarter of 1997.

  Fiscal Year 1996 vs. Fiscal Year 1995

     Production. During 1996, the pounds of metal processed by the Company increased 10% to 1,451 million pounds, compared to 1,323 million pounds processed in 1995. Increases from the Bedford and Metal Mark facilities (which were acquired during the fourth quarter of 1995) were the principal reasons for the increase in production volumes.

     Revenues. During 1996, revenues increased 49% to $210,871,000, compared to revenues of $141,167,000 in 1995. The percentage increase in revenues was greater than the relative increase in volumes processed due to higher levels of buy/sell business during 1996 as compared to 1995. The increased levels of buy/sell business were principally attributable to the Metal Mark facilities acquired in October 1995, which have historically maintained an approximate one-to-one ratio of tolling to buy/sell business.

     Gross Profit. During 1996, gross profits decreased 17% to $25,538,000, compared to gross profits of $30,939,000 in 1995. During the third quarter of 1996, the Company recorded charges in cost of sales totaling $4,177,000, resulting from management decisions to close the Company's Corona, California recycling facility and to accelerate the closure of the first cell of the Company's dedicated solid waste landfill in Morgantown, Kentucky. The Corona facility had operated far below its capacity and had recorded losses throughout 1996 due to a precipitous decline in demand for aluminum from the Far East, the plant's largest market.

     Before these third quarter charges to cost of sales, 1996's gross profits of $29,715,000 were 4% lower than 1995's gross profits. This decline was due to higher energy and salt cake disposal costs and because the Company's Corona and Bedford plants experienced lower operating rates than anticipated. In addition, gross profits were affected negatively by a decline in industry conditions during 1996.

     SG&A Expenses. During 1996, selling, general and administrative costs increased 17% to $11,774,000, compared to $10,027,000 in 1995. This increase occurred as a result of the addition of key personnel required to manage the Company's accelerated growth since 1994 and because of the added selling, general and administrative costs associated with acquisitions in 1995.

     Interest. During 1996, interest expense increased 219% to $3,421,000, compared to interest expense of $1,073,000 in 1995. This increase was the result of additional long-term debt outstanding during 1996 which was incurred to fund the Company's fourth quarter 1995 acquisitions of the Metal Mark and Bedford facilities, the first quarter 1996 investment in the Company's joint venture in Germany and the 1996 construction of the new Coldwater, Michigan facility. Interest income rose to $623,000 compared to $424,000 in 1995. This increase was due to higher average balances of invested cash during 1996.

     Net Earnings. During 1996, the Company's income before income taxes decreased 47% to $10,852,000, compared to $20,363,000 in 1995. As discussed above, approximately 44% of this decrease was due to the additional third quarter charges to costs of sales of $4,177,000, resulting from management decisions to close the Company's Corona, California facility and to accelerate the closure of the first cell of the Company's landfill in Morgantown, Kentucky. Excluding these items, 1996's net income before income taxes would have been $15,029,000, or 26% lower than 1995's net income before income taxes. This 26% percentage decline was greater than the 4% decline in gross profits (excluding the third quarter charges to cost of sales) due to the higher selling, general and administrative expenses and the higher interest expense.

     The Company's lower income before income taxes caused the tax expense provision to fall to $4,132,000 in 1996 compared to $7,893,000 in 1995. The effective tax rate was approximately 38% in 1996 compared to 39% in 1995.

  Fiscal Year 1995 vs. Fiscal Year 1994

     Production. During 1995, the pounds of metal processed by the Company increased 31% to 1,323 million pounds, compared to the 1,013 million pounds processed in 1994. Increases from the Bedford and Metal Mark plants acquired late in 1995, and the Loudon plant which was acquired in September of 1994 and expanded in 1995, along with increased volume from all plant locations, accounted for the higher production.

     Revenues. During 1995, revenues increased 40% to $141,167,000, compared to revenues of $101,116,000 in 1994. The percentage increase in revenues was greater than the percentage increase in volumes processed because the level of buy/sell business was slightly greater in 1995 as compared to 1994.

     Gross Profit. During 1995, gross profits increased 37% to $30,939,000, compared to $22,638,000 in 1994. Most of this increase was attributed to the increased pounds processed during 1995.

     SG&A Expenses. During 1995, selling, general and administrative costs increased 56% to $10,027,000, compared to $6,440,000 in 1994. This increase occurred because of the addition of key personnel required to manage the Company's accelerated growth and because of selling, general and administrative costs associated with acquisitions accomplished during 1995.

     Interest. Interest expense was approximately the same amount in 1995 as it was in 1994. During 1995, interest income increased 175% to $424,000, compared to $154,000 in 1994; this increase was due to higher average balances invested in cash.

     Net Earnings. During 1995, income before income taxes increased 49% to $20,363,000, compared to $13,703,000 in 1994. During 1994, the Company recorded nonrecurring litigation expenses related to a lawsuit which reduced 1994's income before taxes by $1,635,000. Excluding this item, the increase for 1995 would have been approximately 33%, or an amount similar to the percentage increases recorded in volumes processed and gross profits.

     In 1995, the Company's increased income before income tax and higher tax rates caused income tax expense to rise 51% to $7,893,000, compared to $5,232,000 in 1994. The effective tax rate was approximately 39% in 1995 compared to 38% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations from internally generated cash, its working capital credit facilities and funds from long-term borrowings.

  Cash Flows

     Cash Flows from Operations. During the six months ended June 30, 1997, operations provided $16,870,000 of cash, compared to the $1,102,000 of cash used during the six months ended June 30, 1996. Changes in the components of operating assets and liabilities (excluding those attributable to investing and financing transactions) were the principal reasons for this difference. In the six months ended June 30, 1997, changes in operating assets and liabilities provided $2,013,000 in cash, while in the six months ended June 30, 1996, changes in operating assets and liabilities used $12,386,000 in cash. This condition was attributable to an increase in the Company's buy/sell business, which resulted in a significant usage of cash during the six months ended June 30, 1996. Income before noncash charges increased $3,573,000 during the six months ended June 30, 1997 compared to the six months ended June 30, 1996, which also increased 1997's net cash provided from operating activities. As of June 30, 1997, the relationship of current assets to current liabilities, or current ratio, was 2.02 to 1, compared to 2.58 to 1 as of December 31, 1996.

     Operations provided cash of $6,744,000 in 1996, compared with $25,716,000 in 1995. Decreased earnings, along with an increase in working capital requirements in 1996, were the primary factors causing the decline in cash provided from operations. Changes in operating assets and liabilities resulted in a net use of cash of $15,291,000 in 1996, compared to providing cash of $2,591,000 in 1995. The 1996 decline was principally the result of increased buy/sell activities which caused an increase in inventory levels and accounts receivable. As of December 31, 1996, the Company's current ratio was 2.58 to 1 as compared to 2.41 to 1 as of December 31, 1995.

     Working capital fluctuates as the mix of buy/sell business and tolling business changes for the reasons discussed above. The Company's working capital requirements are expected to increase for the remainder of 1997 and in 1998 due to anticipated higher levels of buy/sell business and increased processing volumes due to the IMSAMET and Rock Creek acquisitions and, if completed, the Alchem Acquisition (see "-- Effects of the Alchem Acquisition"), and the initial operations at the two new plants in Coldwater, Michigan and Swansea, Wales. Nonetheless, the Company believes that, after giving effect to the Offering, its cash on hand, the availability of funds under its credit facilities and its anticipated internally generated funds will be sufficient to fund its current needs and meet its obligations for the foreseeable future.

     Cash Flows from Investing Activities. During the six months ended June 30, 1997, net cash used by investing activities increased 358% to $79,020,000, compared to $17,270,000 for the six months ended June 30, 1996. The increase in net cash used in the six months ended June 30, 1997 was primarily due to the Company's first quarter 1997 acquisition of IMSAMET. In addition, during the six months ended June 30, 1997, the total payments for property, plant and equipment increased 325% to $19,026,000, compared to $4,480,000 for the six months ended June 30, 1996.

     During 1996, net cash used by investing activities decreased 17% to $30,345,000, compared to $36,406,000 in 1995.

     During 1996, capital spending for property, plant and equipment (excluding acquisitions), increased 8% to $16,711,000, compared to $15,538,000 in 1995. The construction of the new facility in Coldwater, Michigan was the most significant capital spending project in 1996. Capital spending in 1995 was primarily for construction of a new salt cake processing facility and a landfill expansion, both in Morgantown, Kentucky. In 1996, the Company also invested approximately $14,000,000 in the VAW-IMCO joint venture in Germany. In 1995, the acquisitions of Bedford and Metal Mark required $20,137,000.

     Capital expenditures for property, plant and equipment in 1997 are expected to total approximately $35,000,000. Major projects include the construction of the new aluminum recycling facilities in Coldwater, Michigan and Swansea, Wales, the expansion of the Company's Loudon, Tennessee facility, the relocation of the Company's zinc recycling facility, the purchase of various environmental equipment and the expansion of the Company's landfill in Morgantown, Kentucky.

     Cash Flows from Financing Activities. For the six months ended June 30, 1997, net cash provided from financing activities increased 219% to $59,861,000, compared to $18,769,000 for the six months ended June 30, 1996. In connection with its January 1997 acquisitions, the Company entered into the Credit Agreement, borrowing $110,000,000 at the closing; the Company used approximately $61,000,000 for the IMSAMET and Rock Creek acquisitions and $49,000,000 to retire substantially all of the Company's then-outstanding debt. Financing activities also included cash payments of $1,253,000 in dividends during the six months ended June 30, 1997.

     During 1996, financing activities provided $19,993,000 in net cash, compared to $16,514,000 during 1995. On May 8, 1996, the Company received net proceeds of approximately $5,569,000 from the issuance of $5,740,000 principal amount of Solid Waste Disposal Facilities Revenue Bonds (Series 1996) by the City of Morgantown, Kentucky. These bonds were issued in connection with the Company's construction of its salt cake processing plant in Morgantown, which was completed in January 1996. The indebtedness under the 1996 bonds bears interest at the rate of 7.65% per annum and matures on May 1, 2016. In April 1997, the Company received additional net proceeds of $4,450,000 from the issuance of $4,600,000 of Solid Waste Disposal Facilities Revenue Bonds (Series
1997) by the City of Morgantown, Kentucky. These bonds were issued in connection with the Company's expansion of its second landfill cell in Morgantown and additional construction costs of its salt cake processing facility in Morgantown. The indebtedness under the 1997 bonds bears interest at the rate of 7.45% per annum and matures on May 1, 2022.

     In September 1995, the Company borrowed $5,000,000 under a variable rate converting revolving loan, pursuant to terms it had previously negotiated with a commercial lending institution, in order to take advantage of expansion opportunities and to acquire the Bedford and Metal Mark facilities. As of December 31, 1996 the interest rate thereunder was 6.75%. In addition, in November 1995, the Company borrowed $15,000,000 of unsecured debt, representing half of the commitment the Company received from a private placement of notes. The remaining $15,000,000 of notes were issued on April 1, 1996 with the proceeds primarily used to fund the Company's investment in the VAW-IMCO joint venture. The notes issued in 1995 and 1996 had fixed annual interest rates of 7.28% and 7.41%, respectively. Both of these notes were paid in full in January 1997 with funds borrowed under the Credit Agreement described below.

     In 1995, the Company increased its borrowing limit to $10,000,000 under a restated revolving credit facility (the "Revolving Facility"). On May 31, 1996, the Company further increased its limit to $12,000,000. Under the Revolving Facility, the Company had a subfacility for the issuance of standby letters of credit. To meet working capital needs, on December 30, 1996, the Company drew $2,000,000 under this revolving facility at an interest rate of 8.25%. This debt was also subsequently repaid in January 1997.

     The January 1997 Credit Agreement provides for up to $125,000,000 of senior secured credit facilities consisting of a $105,000,000 term loan and a $20,000,000 revolving credit facility. Of the $20,000,000 revolving credit facility, $4,000,000 may be used, as needed, by the Company for standby and commercial letters of credit. As of June 30, 1997, the Company had $97,965,000 in total borrowings outstanding under the term loan and $13,100,000 in total borrowings outstanding under the revolving credit facility. The term loan has a fixed maturity of seven years, and the revolving credit facility has a final maturity of five years.

     As of June 30, 1997, the Company had standby letters of credit outstanding under the Credit Agreement and with another commercial bank in the aggregate amounts of $1,752,000 and $1,044,000, respectively.

     The Credit Agreement facilities bear a fluctuating interest rate based on LIBOR or the prime rate, plus a credit margin which is based on the Company's rate of total debt to earnings before interest, taxes, depreciation and amortization. In order to reduce the floating interest rate exposure on the term loan, the Company entered into an interest rate cap transaction ("Rate Cap Transaction") with the administrative agent for the lending syndicate in April 1997. Under the terms of the agreement governing the Rate Cap Transaction, the floating interest rate for 40% of the term loan borrowings under the Credit Agreement is capped at 8% per annum. The costs associated with this Rate Cap Transaction will be amortized as interest expense over the four year term of the agreement.

     The Credit Agreement imposes certain restrictions, including: (i) certain prohibitions on additional indebtedness and limitations on acquisitions, subject to certain exceptions, (ii) maintenance of certain financial ratios and (iii) limitations on investments, dividends and capital expenditures. The current limitations on cash dividends are as follows: $3,500,000 per year for 1997 and 1998, $4,000,000 per year for 1999 and 2000 and $6,000,000 per year after 2000.
The Credit Agreement is secured by substantially all of the Company's assets, a first lien mortgage on seven facilities and a pledge of the capital stock of substantially all of the Company's subsidiaries. Substantially all of the Company's subsidiaries have also guaranteed the indebtedness under the Credit Agreement.

     The Company is in the process of renegotiating the terms of the Credit Agreement. See "-- Effects of the Alchem Acquisition" below.

  Other

     From time to time, the Company has entered into forward sale contracts and a series of put and call option contracts with a metals broker to cover the future selling prices on a portion of the aluminum generated by the Company's salt cake processing facility in Morgantown. These contracts are settled in the month of the corresponding production. The contracts did not have a significant effect on the Company's results of operations for the six months ended June 30, 1997.

     On May 8, 1997, Harvard Industries, Inc. announced that it and its wholly-owned subsidiary, Doehler-Jarvis, Inc. ("Doehler-Jarvis"), had filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company sells aluminum to Doehler-Jarvis. As of June 30, 1997, the Company had $3,530,000 of outstanding unsecured receivables from Doehler-Jarvis (net of reflected reserves). While the Company currently believes that Harvard's bankruptcy will not have a material adverse effect on the Company's financial position or results of operations, no assurance can be given as to the amount and timing of the Company's ultimate recovery, if any, of its claims. The Company's revenues from Doehler-Jarvis totaled $12,350,000 and $17,490,000 for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. The Company believes that the loss of this customer will not have a material adverse effect on the Company's financial position or results of operations.

  Effects of the Alchem Acquisition

     The closing of the Offering is not conditioned upon the closing of the Alchem Acquisition, which is subject to the conditions contained in the letter of intent and will be subject to the conditions contained in the proposed definitive acquisition agreement for such acquisition. Although the Company believes that such conditions will be fully satisfied on or before the closing date of the Alchem Acquisition, many of these conditions are beyond the control of the Company and there can be no assurance of when or whether the Alchem Acquisition will occur. See "Business -- Pending Alchem Acquisition."

     Since a high percentage of Alchem's business is buy/sell business and not tolling, the Company expects to experience higher levels of buy/sell business relative to tolling following the Alchem Acquisition. These higher levels of buy/sell business are expected to increase the Company's working capital requirements and subject the Company to a greater degree to risks associated with price fluctuations in the aluminum market. At this time, the Company estimates that, after giving effect to the Alchem Acquisition, its percentage of annual total pounds processed represented by aluminum tolling transactions should decrease from approximately 82% to approximately 77%.

     If the closing of the Alchem Acquisition does not occur, the financial condition and business of the Company will be materially different than if the acquisition is completed. See the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus.

     Both the January 1997 acquisitions and indebtedness incurred to finance the acquisitions and refinance the existing Company debt resulted in higher working capital requirements and increased debt service requirements for the Company. In addition, certain covenants contained in the Credit Agreement restrict the aggregate amount of expenditures for acquisitions and investments, as well as future capital expenditures in any fiscal year, that the Company may make.

     However, the Company is in the process of renegotiating the terms of the Credit Agreement with its lenders. The Company expects to amend and restate the Credit Agreement resulting in a reducing revolving credit facility of up to $200,000,000, which will permit the Alchem Acquisition and consolidate the unpaid amount of the outstanding indebtedness under the current term facility and the current revolving facility. The Company anticipates that the maximum amount of commitments available under the facility will be reduced annually beginning in 1999. The facility is expected to mature in December 2003. The Company also expects that the pricing and the terms of many of the financial and other covenants of the Credit Agreement will be renegotiated. It is anticipated that indebtedness under the amended and restated Credit Agreement will bear interest, at the Company's option, at fluctuating interest rates based upon an alternate base rate (which may be the prime rate), or a rate based upon the applicable LIBOR rate plus a credit margin which will be based upon the Company's ratio of total debt to total capitalization. Effectiveness of the amendment and restatement is expected to be subject to, among other matters, the condition that the Company receives not less than $36 million of gross proceeds from the Offering and the conditions that (i) the aggregate purchase price for the Alchem Acquisition not exceed $49.25 million (excluding fees and expenses) and (ii) the amounts of debt of Alchem to be assumed and/or repaid and the amount of cash consideration to be paid by the Company in the Alchem Acquisition will not exceed $23 million and $9 million, respectively. Although the Company expects to amend and restate the Credit Agreement in November 1997, no definitive agreement to do so has yet been executed, and no assurances can be given regarding the terms of such amendment or that the Credit Agreement will be amended and restated by November 1997, or at all. See "Use of Proceeds."

     The Company expects to fund the cash portion of the consideration for the Alchem Acquisition and to repay all or a portion of the Alchem indebtedness from borrowings under the amended and restated Credit Agreement.

     Following the Alchem Acquisition, the Company plans to continue to pursue acquisitions that meet its criteria and continue the construction of new facilities and expansion of its existing plants, where demand and market conditions warrant. The Company does not currently anticipate any significant change in its estimated 1997 capital budget for property, plant and equipment of $35 million. The Company believes that its sources of liquidity will continue to be adequate to fund its cash requirements.

                                    BUSINESS

     The Company is the largest aluminum recycler in the United States and believes that it is the largest aluminum recycler in the world. The Company's principal business is the processing of secondary aluminum, which includes used aluminum beverage cans ("UBCs"), scrap and dross (a by-product of aluminum production). The Company converts UBCs, scrap and dross into molten metal in furnaces at facilities owned and/or operated by the Company. The Company then delivers the processed aluminum to customers in molten form or ingots. The Company recovers magnesium in a similar process and also recycles zinc. Most of the Company's processing capacity is utilized to recycle customer-owned materials, for which the Company charges a fee (a service called "tolling"). During fiscal 1996, approximately 82% of the Company's total pounds of metal processed involved tolling of aluminum. The balance of the Company's business involves the purchase of scrap and dross for processing and recycling by the Company for subsequent resale ("buy/sell" business).

     The Company's business has benefited from the trend to include recycled aluminum in finished products as well as the growth in the production and recycling of UBCs and the increasing utilization of aluminum in automotive (including automobiles and trucks) components. Over the past two decades, U.S. production of recycled aluminum has risen 184% while total U.S. aluminum supply has increased only 82%. Recycled aluminum now constitutes approximately 34% of overall aluminum supply, compared to 22% in 1976.

     The Company's customers include some of the world's major aluminum producers and aluminum fabricators, diecasters, extruders and other processors. Most of the metal processed by the Company is used to produce products for the transportation, packaging and construction industries, which constitute the three largest aluminum markets. Much of the Company's recent growth has been directed toward serving the transportation sector, which has been the largest and fastest-growing aluminum market in recent years due to the increasing use of aluminum in automotive components.

     The Company is a Delaware corporation with its principal executive offices located at 5215 North O'Connor Blvd., Suite 940, Irving, Texas 75039. Its telephone number is (972) 869-6575.

GROWTH STRATEGY

     The Company's strategy is to participate in sectors of the nonferrous metals recycling industry in which it believes it can provide customers with a technology-based, value-added service and in which it can develop significant market share. The Company believes that it has been successful in differentiating its aluminum recycling services from those of its competitors through (1) operational and design technologies that produce higher metal recovery yields, (2) the strategic location of facilities in close proximity to customers, providing for both stronger ties to its customers and greater convenience and accessibility for its customers, (3) the ability to deliver recycled aluminum in molten form for just-in-time delivery, thereby saving customers the expense of remelting aluminum ingots and (4) advanced environmental technology and practices, including dedicated disposal facilities and a proprietary process used by the Company to recover aluminum from by-products of the recycling process. To achieve its objectives, the Company focuses on internal expansion as well as growth through strategic acquisitions, vertical integration of its aluminum operations and services, operational efficiencies through technological innovation, customer service and environmental efficiencies.

     Strategic Expansion. Since 1993, the Company has increased its number of facilities and capacity through acquisitions of existing facilities, construction of new facilities, and expansion of existing facilities. As of March 31, 1993, the Company owned and operated five recycling plants, which had an aggregate annual processing capacity of 735 million pounds of aluminum and 50 million pounds of other metals. As of August 31, 1997, the Company owned and operated 15 recycling and processing plants, which have an aggregate annual processing capacity of 2,055 million pounds of aluminum and 50 million pounds of other metals. In addition, the Company owns a 50% interest in an aluminum recycling joint venture in Germany, which has an annual melting capacity of 280 million pounds and is constructing an aluminum recycling facility in Swansea, Wales, which will have an annual melting capacity of 100 million pounds. The Company expects that currently planned expansions of existing facilities will add approximately 145 million pounds of annual processing capacity during 1998. See "Business -- Growth of Business." Expansion of the Company's network of facilities in the U.S. has enabled the Company to allocate processing work among its facilities, thereby maximizing utilization of capacity and absorbing excess demand. The Company intends to continue to expand its business by targeting growing markets, such as the automotive market, constructing additional aluminum recycling facilities, expanding and improving its existing facilities and acquiring or partnering with similar recycling businesses or other metals processors. See "Recent Developments -- Pending Alchem Acquisition" below. In addition, the Company plans to continue seeking foreign sites for its recycling facilities where market conditions warrant.

     Vertical Integration. The Company also seeks business opportunities that combine its traditional recycling services with downstream processing operations that more directly serve manufacturers and other end-users. For example, the Company's acquisition of Rock Creek Aluminum, Inc. in early 1997 expanded the Company's scope of activities from solely recycling operations to include the mechanical processing of aluminum dross and scrap into deoxidization agents, desulphurizers and slag conditioners to be sold to steel producers for use in steel production. Further, the proposed acquisition of Alchem Aluminum, Inc., if completed, will permit the Company to expand from molten metal deliveries to the Alchem facility to the manufacture and sale of specification aluminum alloy products for automotive equipment manufacturers. See "Recent Developments" below.

     Technological Innovation. The Company's facilities and equipment have been continually improved and updated through plant modernization programs, including technological advancements designed to improve operational efficiencies. Between January 1, 1992 and June 30, 1997, the Company made capital expenditures and joint venture investments totaling $99 million in new plant and equipment (excluding acquisitions of existing companies or facilities). These investments have increased the Company's productivity, market share and total processing capacity. During 1994 and 1995, the Company's facilities operated at greater than 100% of their aggregate stated capacities. For the first eight months of 1997, the Company's capacity utilization rate was reduced to an average of approximately 94%, primarily as a result of the addition of new capacity and the commencement of operations at the Coldwater, Michigan facility. In August 1997, the Company's facilities operated at 98% of their aggregate stated capacity.

     Customer Service. The Company is dedicated to maintaining customer satisfaction and seeks to develop new methods and processes to better serve its customers. The Company believes it provides its customers with the highest level of service by offering (1) higher metal recovery rates, (2) a higher quality of metal recovered, (3) advanced environmental technology and practices and (4) conveniently located facilities. By December 1997, the Company expects to have the capability to provide 74% of its processed aluminum in molten form. Through long-term relationships with primary producers and other customers, the Company maximizes its production capabilities while providing customers with a reliable source for their product requirements. For the eight months ended August 31, 1997, the Company processed 582 million pounds of aluminum pursuant to multi-year contracts with its customers, which amount represented approximately 45% of the Company's 1997 total processing volume through that date. These contracts generally contain price adjustment provisions directly related to production costs, such as labor and natural gas expenses.

     Environmental Efficiencies. The Company is developing a "closed loop" production system in which virtually all materials used in the recycling process are reclaimed or consumed, thus greatly reducing the need for and expense of landfilling. Management believes that considerable progress has been made in this area through the operation of its Kentucky salt cake processing plant and its patented wet-milling process employed to recycle salt cake at both its Arizona facility and the SALTS joint venture. While no assurances can be given that an economically efficient closed loop recycling system will be developed for all of the Company's facilities and processes, management believes that continued progress toward this goal is desirable for the Company's customers due to the opportunities for cost savings and further assurances of environmental safety. In addition, customers benefit from the enhanced environmental facilities employed by the Company, such as the lined landfill at its Morgantown, Kentucky facility, which is built to hazardous waste standards. See "Business -- The Recycling Process."

GROWTH OF BUSINESS

     Since 1992, the Company has grown its number of plant facilities and capacity through acquisitions of existing facilities, construction of new facilities and expansions of existing facilities. See "-- Properties." Beginning in 1994, this growth strategy was accelerated.

     In September 1994, the Company purchased its aluminum recycling facility in Loudon, Tennessee. In September 1995, the Company purchased all of the assets of an aluminum recycling facility in Bedford, Indiana from Ravenswood Aluminum Inc. In addition, in October 1995, the Company acquired Metal Mark, Inc. ("Metal Mark"), which owned and operated aluminum recycling facilities located in Chicago Heights, Illinois and Sikeston, Missouri. Metal Mark's principal businesses are processing aluminum dross for domestic automotive producers and manufacturers of castings for the automotive industry, and recycling aluminum automotive scrap.

     In December 1995, the Company formed a joint venture, VAW-IMCO GuB und Recycling GmbH ("VAW-IMCO"), with VAW aluminium AG, the largest aluminum company in Germany. The Company has a 50% interest in this German venture, which owns and operates two recycling and foundry alloy facilities. The plants principally serve the European automotive markets.

     In January 1996, the Company completed the construction of a salt cake processing facility which is located adjacent to the Company's Morgantown, Kentucky plant. This facility processes salt cake, a by-product generated from the Company's aluminum recycling plants, through the use of materials separation technology, and recovers additional amounts of aluminum for resale that would otherwise be landfilled. See "-- Environmental Matters."

     In 1996, the Company began construction of an aluminum recycling facility in Coldwater, Michigan in a joint venture with Alchem. The Company is the 75% managing member of the venture, which has a long-term supply agreement for the delivery of hot metal to Alchem, the 25% member. See "-- Pending Alchem Acquisition." The Coldwater plant started production during the first quarter of 1997 and became equipped for full capacity in October 1997. The Company also has recently entered into a commitment to construct with Alchem a joint venture facility at the Company's Loudon, Tennessee site. This facility, which is expected to begin production in March 1998, will supply molten metal to an automobile brake component manufacturer under a long-term scrap management, tolling and supply agreement.

     In 1997, the Company also commenced construction of an aluminum recycling facility in Swansea, Wales, U.K. Construction of the Wales facility is expected to be completed in December 1997. The plant site is adjacent to a plant owned by a subsidiary of Aluminum Company of America, Inc. ("Alcoa"), which will be its principal customer under a long-term tolling agreement.

     In 1997, the Company began expansion programs at its Sapulpa and Loudon facilities as well as at one of the VAW-IMCO facilities in Germany. These expansions, when completed in 1998, are expected to result in an additional 145 million pounds of processing capacity per year.

     In January 1997, the Company completed the acquisitions of IMSAMET and Rock Creek. IMSAMET owns or has a majority interest in three aluminum recycling plants located in Idaho, Arizona and Utah, and owns a 50% interest in a Utah facility that uses a proprietary process to reclaim materials from salt cake. IMSAMET's recycling facilities together have an annual melting capacity of 420 million pounds. Rock Creek operates two facilities in Ohio that utilize milling, shredding, blending, testing and packaging equipment to process various types of raw materials, including aluminum dross and scrap, into aluminum products used as metallurgical additions in the steel making process. Rock Creek's facilities have a total annual processing capacity of approximately 150 million pounds.

     At August 31, 1997, the Company owned and operated 15 domestic processing and recycling plants located in 11 states that have an aggregate annual melting capacity of 2,055 million pounds of aluminum and approximately 50 million pounds of other metals. As noted above, in addition to these wholly owned facilities, the Company is a 50% owner of VAW-IMCO, which has a total annual processing capacity of 280 million pounds of aluminum.

PENDING ALCHEM ACQUISITION

     On September 18, 1997, the Company announced that it had entered into a non-binding letter of intent to acquire in a privately-negotiated transaction all of the capital stock of Alchem, in exchange for cash and 1,208,339 shares of Common Stock. The amount of cash to be paid will be determined by deducting from $26,250,000 the aggregate amount of Alchem's obligations for borrowed money outstanding as of the closing date of the acquisition. At September 30, 1997, the amount of Alchem's indebtedness for borrowed money outstanding was $12,115,000. A total of 150,000 shares of Common Stock will be held in escrow by the Company for three years from the closing date of the acquisition as potential recourse for the Company for breaches of representations and covenants by the Alchem shareholders. All shares of Common Stock to be issued in connection with the Alchem Acquisition will be contractually restricted from resale for periods of up to three years. Pursuant to the terms of the proposed definitive acquisition agreement to be entered into among Alchem, the Alchem shareholders and the Company, up to 350,000 shares of Common Stock may be transferred after one year from the closing date, up to an additional 350,000 shares may be transferred after two years from the closing date and all remaining shares may be transferred three years after the closing date. In addition, the Company plans to grant "piggyback" registration rights beginning in 1998 and rights to one demand registration commencing after the third anniversary of the closing date to the Alchem shareholders with regard to the shares of Common Stock issued in connection with the Alchem Acquisition. The Company intends to account for the Alchem Acquisition using the purchase method of accounting.

     Alchem is a producer of specification aluminum alloys for automotive manufacturers and their suppliers and has been operating its facility located in Coldwater, Michigan, since 1972. Alchem and the Company have also been operating under a joint venture agreement entered into in 1995 to construct and operate an aluminum recycling plant adjacent to Alchem's processing facility in Coldwater. This plant began operating in February 1997 and was fully completed in October 1997. Alchem's facility has an annual melting capacity of 180 million pounds; the joint venture facility with the Company has an annual capacity of 150 million pounds. For its fiscal year ended October 31, 1996, Alchem had net sales of $112 million. For the six months ended June 30, 1997, Alchem had net sales of $74 million.

     The Alchem Acquisition will permit the Company to increase its participation in the automotive industry, broaden its customer base and expand its product range to include specification alloys. When the acquisition is completed, it is estimated that approximately 30% of the Company's annual domestic capacity will be supplied to the transportation sector. The acquisition is expected to increase the Company's total 1998 processing capacity to approximately 2.6 billion pounds.

     The closing of the Offering is not conditioned upon the closing of the Alchem Acquisition, which will be subject to the conditions contained in the letter of intent and in the definitive acquisition agreement to be entered into in connection with the acquisition. Although the Company believes that such conditions will be fully satisfied on or before the anticipated closing date of the Alchem Acquisition in November 1997, many of these conditions are beyond the control of the Company and there can be no assurance of when or whether the closing of the Alchem Acquisition will occur. Closing conditions will include the satisfaction of usual and customary closing conditions, including the absence of any injunction or other legal restraint, the consent of third parties and governmental entities, the accuracy in all material respects of the representations and warranties made in the definitive acquisition agreement and the performance of pre-closing agreements.

     Upon the closing of the Alchem Acquisition, it is expected that William Warshauer, the principal shareholder of Alchem, his family and certain affiliates of Alchem will own approximately 1.2 million shares of Common Stock, or 8.7% of the outstanding shares of Common Stock (7.5% after giving effect to the Offering). See "Principal Stockholders."

     If the closing of the Alchem Acquisition does not occur, the financial condition and business of the Company will be materially different than if the acquisition is completed. See the Pro Forma Condensed Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PRODUCTS AND SERVICES

     The Company recycles aluminum and delivers the recycled metal to customers as molten aluminum or ingots. The Company's customers include some of the major United States aluminum producers and aluminum diecasters, extruders and other processors of aluminum products. A principal element of the Company's strategic plan calls for entering into new markets, specifically the expanding aluminum automotive components market. The Company entered this market with the acquisition of Metal Mark in 1995 and the formation of the VAW-IMCO joint venture in 1996. In October 1997, the Company completed construction of the Coldwater, Michigan joint venture plant, which also serves this market.

     The Company's facilities and equipment have been continually improved and updated through plant and equipment upgrades and modernization programs. Between January 1, 1992 and June 30, 1997, the Company made capital and joint venture investments totaling $99 million in new plant and equipment (excluding acquisitions of existing firms or facilities). These investments have enabled the Company to increase its productivity, market share and total processing capacity.

     In addition, the Company plans to increase its emphasis on seeking foreign sites for its recycling facilities where market conditions warrant. General political and economic conditions in these countries could affect the overall financial prospects of the Company. Foreign operations are generally subject to several risks, including foreign currency exchange rate fluctuations, strict environmental regulations, changes in the methods and amounts of taxation, foreign exchange controls and government restrictions on the repatriation of hard currency.

     The Company's business has benefited from the trend to include recycled materials in finished products, and in particular, from the growth in the use and recycling of UBCs. The recycling of UBCs in the United States has increased because of numerous economic, legislative and environmental factors. According to industry estimates, the number of aluminum beverage cans produced has increased from 34.7 billion in 1979 to an annual average of approximately 100 billion for each of 1994, 1995 and 1996, and the number of UBCs recycled increased from 8.5 billion to approximately 60 billion during the same period.

     The Company's principal customers include Alcoa, Kaiser Aluminum & Chemical Corporation ("Kaiser"), Commonwealth Industries, Inc. ("Commonwealth"), Alumax Inc. and Ravenswood Aluminum Corporation ("Ravenswood"), all of which use aluminum recycled by the Company to produce can sheet, building construction materials or automotive products.

     The Company also recycles magnesium dross for primary magnesium producers. In addition, it produces a line of magnesium anodes that are recycled from post-consumer scrap and sold to end users and independent distributors for corrosion protection of steel structures.

     The Company believes that Interamerican Zinc, Inc., a subsidiary of the Company ("IZI"), is the largest recycler of hot-dip zinc dross for continuous galvanizers in the U.S. IZI's principal customers during 1996 and 1997 consisted of most of the major U.S. steel companies.

     The Company's Rock Creek subsidiary manufactures a variety of aluminum products and manufactures products that are eventually used as metallurgical additions in the steel making process such as slag conditioners, deoxidizers, steel desulphurizers and hot topping compounds. Rock Creek utilizes milling, shredding, blending, testing and packaging equipment to process various types of raw materials, including aluminum dross and scrap, into aluminum products for the steel industry. In addition, Rock Creek manufactures a wide range of proprietary briquetted products and offers toll briquetting services.

SALES AND LONG-TERM CONTRACTS

     The Company's principal customers (see "-- Products and Services") use recycled aluminum to produce can sheet, building, automotive and other products. The Company provides products and services to a number of primary and fabricating facilities of Alcoa. For the first six months of 1997 and for 1996, 1995 and 1994, Alcoa accounted for approximately 10%, 13%, 23% and 30%, respectively, of the Company's total revenues. Commonwealth accounted for approximately 7%, 8%, 9% and 12% of revenues for the first six months of 1997 and for 1996, 1995 and 1994, respectively. The loss of either Alcoa or Commonwealth as customers would have a material adverse effect upon the business of the Company and its future operating results.

     Customarily, agreements with customers in the aluminum recycling industry have been short-term. These usually result from a bidding process where aluminum producers and metal traders offer to sell materials or to have materials tolled. Consequently, the Company historically has maintained no significant backlog of orders. However, the Company has secured some longer term commitments for its recycling services with Alcoa, Commonwealth, Alchem, Aluminium Norf GmbH ("AluNorf"), Kaiser, Wise Metals Recycling LLC ("Wise Metals"), PBR Automotive USA LLC and Ravenswood. For the eight months ended August 31, 1997, the Company processed 582 million pounds of aluminum pursuant to multi-year contracts with its customers, which amount represented approximately 45% of the Company's 1997 total annual aluminum processing volume through that date.

     The Company has entered into a 10-year supply contract with Commonwealth's Uhrichsville plant to process all of that facility's scrap aluminum, UBCs and dross at the Company's Uhrichsville plant. The agreement expires in 2002. See "-- Properties." In 1994, the Company entered into a three-year processing agreement with Alcoa under which the Company's Rockwood plant provides secondary metal for Alcoa's Alcoa, Tennessee facility. This agreement was modified in 1995 to reflect greater volumes and to include the Company's Loudon plant as an approved supplier under the terms of the contract. This agreement will extend for additional one year terms at the end of each contract year unless terminated by either party. If terminated by either party, the agreement will continue in effect until the second anniversary date of the last day of the contract year during which the termination notice was given.

     The Company has also entered into a similar supply agreement with an English subsidiary of Alcoa pursuant to which the Company's Swansea facility will provide Alcoa's adjacent facility with secondary tolled aluminum. The agreement has a five-year primary term, to commence when initial operations begin at the Company plant, with provisions for automatic three-year extensions. In July 1997, the Company entered into a five and one-half year tolling agreement with Wise Metals to deliver ten million pounds of molten and ingot aluminum per month to supply ARCO Aluminum, Inc.'s Kentucky rolling mill.

     The Company's Post Falls, Idaho facility is subject to a processing contract to supply, on a tolling basis, molten and ingot aluminum deliveries of recycled can sheet and other aluminum scrap to Kaiser's nearby Trentwood, Washington aluminum fabrication mill. The term of this agreement expires in June 1998, but the Company is negotiating and expects to secure a two-year extension of the term of this agreement. In September 1997, the VAW-IMCO joint venture entered into a five-year agreement with AluNorf to process 22,000 metric tons of dross per year.

     Certain of these agreements contain cross-indemnity provisions, including provisions obligating the Company to indemnify the supplier for certain environmental liabilities that the supplier may incur in connection with the transactions contemplated by the agreements.

     These agreements also typically contain escalation provisions that are intended to cover changes in certain of the Company's processing costs. The Company may seek similar dedicated long-term arrangements with customers in the future. Increased emphasis on dedicated facilities to customers and dedicated contracts with customers carries the inherent risk of increased dependence on a single or few customers with respect to a particular Company facility. In such cases, the loss of such a customer could have a material adverse effect on the Company's financial condition and results of operation, and any timely replacement of volumes attributable to such a customer could prove difficult.

     The primary metals industry and the metals recycling industry are subject to cyclical fluctuations, depending upon the availability and price of unprocessed scrap metal and the level of demand in the metal consuming industries. Temporary reductions in can stock production by one of the Company's customers have previously affected the Company's results of operations, and no assurances can be given that such conditions will not recur.

THE RECYCLING PROCESS

     The raw material received for aluminum processing is loaded into furnaces where natural gas heat is applied along with a flux mixture (salt and potash). Some of the Company's aluminum facilities operate rotary furnaces, which feature significantly more flexible capabilities than reverberatory furnaces and can process UBCs, dross and various types of aluminum scrap. The Company believes that its rotary furnaces are more efficient and cleaner than, and provide rates of recovery superior to, conventional rotary furnaces.

     Materials are melted in the furnaces, and the recovered metal is poured directly into an ingot mold or hot metal crucible for delivery to customers. Magnesium is recycled by the same method in a rotary furnace at the Sapulpa, Oklahoma plant. Many of the Company's plants deliver molten aluminum in crucibles directly to their customers' manufacturing facilities. By December 1997, the Company expects to have the capability to provide 74% of its processed aluminum in molten form. The molten aluminum is poured directly into the customer's furnace, saving the customer the time and expense of remelting aluminum ingots. The Company normally charges an additional fee for transportation and handling of molten aluminum. The Sapulpa, Oklahoma, Goodyear, Arizona, Wendover, Utah and the Metal Mark plants are restricted, due to the geographical locations of their customers, to delivering the aluminum in ingot form.

     The aluminum recycling process from the Company's rotary furnaces produces a by-product called "salt cake," which is formed from the contaminants and coatings on aluminum scrap and dross and the salts added during the aluminum recycling process. Salt cake is composed of salts, metallic aluminum, aluminum oxide and small amounts of other materials. The by-product of processing materials through reverberatory furnaces is dross.

     The Company currently disposes of its salt cake and certain airborne contaminants ("baghouse dust") in landfills that are used exclusively by the Company or that are permitted specifically to handle the types of materials generated by the Company. Salt cake is not currently listed as a "hazardous waste" under the Resource Conservation and Recovery Act of 1976 ("RCRA") or as a "hazardous substance" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). The Company has built and operates a lined landfill at its Morgantown facility, the design of which exceeds current requirements for disposal of salt cake and meets RCRA Subchapter "C" hazardous waste standards.

     In 1996, the Company completed the construction of a facility adjacent to its Morgantown plant to further process the salt cake through the use of materials separation technology and extract additional aluminum that is left after the melting process. The Company believes that this salt cake processing facility is a critical step needed for "closed loop recycling," involving no or minimal waste disposal. The facility's process involves crushing the salt cake and separating the aluminum out of the salt cake. The residual product is then landfilled in the Company's Morgantown landfill. See "-- Environmental Matters."

     The Company's IMSAMET facilities also recycle salt cake and other by-products from the aluminum recycling process. The IMSAMET Arizona facility processes aluminum scrap and turnings and recycles concentrates from purchased dross and salt cake. These concentrates are first treated in the facility's patented wet milling process, which reduces the volume of material handled, thus allowing for more efficient utilization of capacity. Aluminum oxide, a by-product of the wet milling process, is further treated and sold for use in the production of cement.

     Located near the Bonneville Salt Flats, the IMSAMET Utah facility processes aluminum concentrates from the adjacent 50% owned joint venture, Solar Aluminum Technology Services ("SALTS"), and produces ingot. The SALTS facility recycles salt cake from the IMSAMET Idaho and Utah plants into aluminum concentrates, aluminum oxide and salt brine. The clear brine is delivered to the venture's partner, where its chemical content is recycled for multiple uses, including reuse as a flux.

     In IZI's zinc recycling process, dross is first melted in an electric induction furnace and then transferred to a reactor which removes the impurities (iron and zinc oxide, which are sold as a by-product). The remaining molten zinc is poured into a reverberatory holding furnace in which it is blended and then cast into ingots, which are returned to customers. IZI holds patent rights to its process in several countries.

PROPERTIES

     Recycling and Processing Facilities. The following is a summary of the Company's owned and/or operated facilities:

                                                     ESTIMATED   ESTIMATED
                                                      ANNUAL       ANNUAL
                                                      MELTING    PROCESSING
                                           NUMBER    CAPACITY     CAPACITY                                         MOLTEN
                                             OF      (MILLION     (MILLION    YEAR      YEAR       MATERIALS      DELIVERY
            PLANT               ACREAGE   FURNACES     LBS.)       LBS.)      BUILT   ACQUIRED     PROCESSED     CAPABILITY
            -----               -------   --------   ---------   ----------   -----   --------   --------------  ----------
MAJORITY OWNED FACILITIES:
  Sapulpa, OK.................     64         7          170         --       1962        --        Alum/Mag       No
  Rockwood, TN................    238         6          220         --       1985        --          Alum        Yes
  Morgantown, KY..............    552(a)      6          220         --       1989        --          Alum        Yes
  Coldwater, MI (Zinc)........     (b)        2           40         --         --      1992          Zinc         No
  Uhrichsville, OH............     42        10          360         --       1992        --          Alum        Yes
  Loudon, TN..................    173         3          180         --         --      1994          Alum        Yes
  Bedford, IN.................     19         3          185         --         --      1995          Alum        Yes
  Chicago Hts., IL............      9         2          100         --         --      1995          Alum         No
  Sikeston, MO................     31         2           60         --         --      1995          Alum         No
  Morgantown, KY..............     (a)       (d)          (d)       400       1996        --       Salt Cake      (d)
  Post Falls, ID..............     49         4          280         --         --      1997          Alum        Yes
  Goodyear, AZ................     40(c)      4           70(f)     168         --      1997     Alum/Salt Cake    No
  Wendover, UT................    160(c)      2           70         --         --      1997          Alum         No
  Elyria, OH..................     12        (e)          (e)        50         --      1997          Alum        (e)
  Rock Creek, OH..............     11        (e)          (e)       100         --      1997          Alum        (e)
  Coldwater, MI...............     75         3          150(f)      --       1997        --          Alum        Yes
                                                       -----        ---
    Consolidated Capacity (as
      of August 31, 1997).....                         2,105        718
FACILITIES UNDER CONSTRUCTION:
  Swansea, Wales, UK..........      5(c)      2          100         --       1997        --          Alum        Yes
                                                       -----        ---
    Expected Consolidated
      Capacity (as of January
      1, 1998)................                         2,205        718
50% OWNED FACILITIES:
  VAW-IMCO, Germany...........     29        13          280(g)      --         --      1996          Alum        Yes
  SALTS, Wendover, UT.........     40        (d)          (d)       168         --      1997       Salt Cake      (d)
                                                       -----        ---
    Total Capacity............                         2,485        886
                                                       =====        ===

---------------

(a) The acreage at Morgantown, Kentucky includes both the aluminum and salt cake processing facilities as well as landfill cells.

(b) The Company's former Adrian, Michigan facility had been leased by IZI. This lease expired in September 1997. This facility was relocated to a Company-owned site adjacent to the Coldwater, Michigan joint venture facility in September 1997.

(c) This acreage is leased.

(d) These facilities process salt cake only.

(e) These facilities process aluminum products for use in the steel industry.

(f) Represents 100% of the capacity of these facilities. The Goodyear, Arizona facility is 70% owned by the Company and the Coldwater, Michigan aluminum recycling facility is 75% owned by the Company.

(g) Represents 100% of the capacity of the two VAW-IMCO facilities.

     The average operating rates for all of the Company's facilities for 1994, 1995 and 1996 were 101%, 106%, and 92%, respectively, of stated capacity. The lower operating rate during 1996 was due principally to the effect of the closure of the Company's Corona, California facility during the third quarter of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Commonwealth has a currently exercisable option to acquire up to a 49% equity interest in the Uhrichsville plant at a price equal to the equity percentage amount to be specified by Commonwealth, multiplied by the depreciated book value of the plant, or the subsidiary owning the plant, plus a premium to compensate the Company for its recycling technology. The option price may be above or below the fair value of the Uhrichsville plant. Should Commonwealth exercise its option, there can be no assurance that the production or earnings attributable to the purchased interest could be replaced, and the Company's net earnings and cash flow could be adversely affected.

     In 1996, the Company began its 50% participation in the VAW-IMCO joint venture in Germany. The venture owns and operates two recycling and foundry alloy facilities located at Grevenbroich and Toging, Germany. Annual melting capacity for these two plants is approximately 280 million pounds.

     The Company's new aluminum recycling facility in Coldwater, Michigan is 75% owned by the Company and 25% owned by Alchem, the facility's primary customer. The facility contains three furnaces with a total annual capacity of 150 million pounds and will primarily serve the automotive market. The Company is the operator of the facility and delivers molten aluminum to Alchem. Alchem currently has certain rights to purchase additional equity interests in the venture, not to exceed 40% of the total joint venture equity, if the facility is expanded or if Alchem increases its supply commitments. See "-- Pending Alchem Acquisition."

     In 1997, the Company began constructing an aluminum recycling facility in Swansea, Wales, U.K. Construction of the Wales facility is expected to be completed in December 1997. The facility will have two furnaces and will have an annual capacity of 100 million pounds, approximately 53 million of which are dedicated to a multi-year contract with Alcoa. See "-- Sales and Long Term Contracts."

     Solid Waste Disposal Facilities. The Company completed a new landfill cell adjacent to its plant in Morgantown, Kentucky in 1996. All of the waste generated from the salt cake processing facility at the Morgantown site is deposited in this landfill. Management anticipates that this new landfill cell, which is designed to be expanded several times throughout its life, will serve the Company's landfilling needs for the majority of the salt cake generated by facilities currently owned by the Company in the Eastern United States. In late 1997, the Company expects to begin construction on the first expansion phase of this landfill cell. The Company also owns a landfill at its Sapulpa, Oklahoma plant which is estimated to have three years useful life remaining. The IMSAMET Arizona facility recycles its own salt cake and sells the by-products to third parties, and the Utah and Idaho facilities ship their salt cake to the 50%-owned SALTS joint venture for further processing. See "-- The Recycling Process."

     Administrative Facilities. In Irving, Texas, the Company leases approximately 21,700 square feet of office space for certain of its executive, financial and management functions. This lease expires in January 2000.

     The Company believes that its plants and equipment are maintained in good operating condition. Substantially all of the properties and equipment at the Company's plants are mortgaged to secure its senior indebtedness.

OPERATIONS

     In its aluminum tolling operations, the Company accepts UBCs, dross and scrap owned by its customers and processes this material for a tolling charge per pound of incoming weight. In order to retain control of their metal supplies, customers have typically desired to toll, rather than sell, their scrap materials. Tolling requires no metal inventory to be purchased or held by the Company. In addition, tolling limits the Company's exposure to the risk of fluctuating metal prices since the Company does not own the material being processed. The Metal Mark acquisition and the operation of the Morgantown, Kentucky salt cake processing facility have changed the Company's historical ratio of tolling to buy/sell business. Only about 50% of Metal Mark's business has traditionally involved tolling; the remainder is buy/sell business. The Alchem Acquisition will further increase the Company's percentage of buy/sell business. "See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Effects of the Alchem Acquisition."

     When purchasing metals in the open market for its buy/sell business, the Company attempts to reduce the risk of fluctuating metal prices by arranging for the sale of the aluminum anticipated to be recovered and by avoiding large inventories of ingot or scrap material except to the extent necessary to allow its plants to operate without interruption. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company constantly seeks improvements in operational efficiencies at its existing plants and at its acquired facilities through technological advancements, automation of its operational procedures, and modifications in processing and material throughput methods. For example, the Wendover, Utah plant for the first six months of 1996 (prior to the Company's acquisition) recorded a net operating loss of approximately $400,000 on processing volumes of
25.5 million pounds. For the first six months of 1997, this same plant recorded a net operating profit of $100,000 on processing volumes of 26.6 million pounds, which profit the Company believes, is largely due to the Company's implementation of operational efficiencies at the plant following its acquisition.

     The Company's production network of plants have generally achieved high overall operating rates due to strong demand for the Company's recycling services and the strategic location of many of the Company's plants nearby major customers' production facilities. Expansion of the Company's network of facilities in the U.S. has enabled the Company to allocate processing work among its facilities, thereby maximizing utilization of available capacity and taking advantage of excess demand.

     The Company also believes that its advanced scrap preparation equipment and recycling technologies have also increased the demand for its services by producing higher recovery rates for the aluminum processed and better quality of its recycled aluminum than many of its competitors.

COMPETITION

     The aluminum recycling industry is fragmented and highly competitive. The Company believes that its position as the largest U.S. recycler of secondary aluminum is a positive competitive factor. The principal factors of competition in the industry are price, recovery rates, environmental and safety regulatory compliance, and services (e.g., the ability to deliver molten aluminum). Freight costs also limit the geographic areas in which the Company can compete effectively.

     The major aluminum producers, some of which are the Company's largest customers, have generally discontinued processing dross, instead focusing their resources on other aspects of aluminum production. UBCs and other scrap are processed by both the secondary recycling industry and the major producers. The Company competes both with other secondary recyclers and their customers when purchasing and processing scrap for the buy/sell business.

     The amount of the Company's tolling business can also vary depending upon the extent that the major aluminum producers' used metal materials are internally recycled. The aluminum producers generally vary their rate of internal recycling depending upon furnace availability, inventory levels, the price of aluminum, and their own internal demand for metal. The major aluminum producers are larger and have greater financial resources than the Company. A decision by these producers to expand their recycling operations could reduce demand for certain of the Company's products and services.

SOURCE AND AVAILABILITY OF RAW MATERIALS AND ENERGY

     Except as noted below, the Company has historically not had, and does not anticipate having, difficulties in obtaining raw materials for its operations. In the case of buy/sell business, the primary sources of aluminum and magnesium for recycling are dross and scrap, which are purchased from both the major aluminum producers and metal traders.

     Prior to 1996, fluctuations in market prices for both aluminum and magnesium had not significantly affected the availability of these metals to the Company. However, during 1996, the Company had difficulty obtaining significant quantities of UBCs to operate at a profitable level at its Corona, California and Bedford, Indiana facilities, because these plants were then designed to process only UBC material. As a result, management decided to close the Corona facility in 1996. At the Bedford facility, the Company has modified one of the existing furnaces and installed an additional furnace which will enable it to process a greater variety of aluminum scrap in the future, including processing for the automotive industry.

     The availability of zinc dross is dependent upon the demand for galvanized steel, which has historically paralleled fluctuations in customer demand in the automotive, appliance and construction industries.

     The Company's operations are fueled by natural gas, which represents the second largest component of operating costs. In an effort to acquire the most favorable natural gas costs, the Company has, at times, secured long-term supply commitments for its natural gas requirements. Occasionally, when deemed necessary, the Company purchases its natural gas on a spot-market basis. Most of the Company's long-term supply contracts with its customers contain provisions to reflect fluctuations in natural gas prices. The Company may, from time to time, fix its natural gas costs by entering into supply or hedging agreements with its suppliers. The Company understands that most of its competitors' operations also are fueled by natural gas; therefore, it believes that increases in the prices for natural gas do not adversely affect the Company's competitive position. The Company believes it will continue to have access to adequate energy supplies to meet its needs for the foreseeable future.

SEASONALITY

     UBC collections have historically been highest in the summer months and lowest in the winter months. Therefore, the Company has at times experienced lower volumes during the winter. In recent years, however, the Company's processing volumes have fluctuated mostly due to its startup of additional capacity rather than the seasonality of UBC collections.

TRANSPORTATION

     The Company receives UBCs, dross and scrap, and ships its recycled metal by both rail and truck. Most of the Company's plants own their own rail siding or have access to rail lines nearby. The Company owns and leases various trucks and trailers to support its business. Customarily, the transportation costs of scrap materials to be tolled are paid by the Company's customers, while the transportation costs of aluminum and magnesium purchased and sold by the Company may be paid either by customers or the Company.

EMPLOYEES

     As of June 30, 1997, the Company had 1,250 employees, consisting of 265 employees engaged in administrative and supervisory activities and 985 employees engaged in production and maintenance. The production and maintenance employees at the Rockwood plant are represented by the United Steelworkers of America under a five-year collective bargaining agreement that expires in August 2000. The production and maintenance workers at the Uhrichsville plant are represented by the United Mine Workers of America under an agreement that expires on November 30, 1998. The production and maintenance workers at the Bedford plant are represented by the International Brotherhood of Electrical Workers under an agreement that expires in April 2000. The production and maintenance workers at the Sikeston plant are represented by the United Steelworkers of America under an agreement which expires in March 2001. Labor relations with employees have been satisfactory.

     As of September 30, 1997 Alchem employed 195 employees, 48 of whom were engaged in administrative and supervisory activities and 147 of whom were engaged in production and maintenance. None of the Alchem employees are represented by a union.

ENVIRONMENTAL MATTERS

     The Company's operations, like those of other basic industries are subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals, or other releases of hazardous substances (together, "Environmental Laws"). It can be anticipated that more rigorous Environmental Laws will be enacted that could require the Company to make substantial expenditures in addition to those referred to herein, including future regulations, under the Federal Clean Air Act ("CAA") and otherwise, which are expected to impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some of the Company's facilities may be required.

     The Company's operations may generate certain discharges and emissions, including in some cases off-site dust and odors, which are subject to the CAA and other Environmental Laws. From time to time, operations of the Company have resulted or may result in certain noncompliance with applicable requirements under Environmental Laws. In addition, historical or current operations at or in the vicinity of the Company's facilities may have resulted in soil or groundwater contamination. However, based on environmental investigations conducted by the Company and its consultants and certain indemnities associated with the Company's acquisitions, the Company believes that any such noncompliance or liability under current Environmental Laws would not have a material adverse effect on the Company's financial position.

     In 1996, the Company entered into a settlement agreement with the Missouri Department of Natural Resources ("MDNR") pertaining to certain air violations at its Sikeston facility. Since entering into the settlement agreement, the Company has received additional notices of violation from the MDNR, which relate to fugitive dust emissions from its truck loading and unloading operations and certain other air compliance matters. In addition, the Company recently responded to a request for information from the United States Environmental Protection Agency regarding air issues at the Sikeston facility. Since purchasing the Sikeston facility in 1995, the Company has made significant upgrades to the air pollution control equipment located at the facility. There can be no assurance, however, that future violations will not occur or that the violations identified by the MDNR will not result in enforcement action against the Company.

     The processing of UBCs, dross and scrap generates solid waste in the form of salt cake and baghouse dust. Currently, such material is either disposed of at off-site landfills or at the Company's permitted Sapulpa and Morgantown disposal sites. For example, the Rockwood, Loudon and Bedford plants currently dispose of the majority of their solid waste by transporting it to the Morgantown plant where the Company, in 1996, began operating a salt cake processing facility which prepares salt cake for landfilling. At the Uhrichsville plant, under the Company's supply agreement with Commonwealth, the disposal of all salt cake generated by the Company as a result of its processing for Commonwealth is the responsibility of Commonwealth. Salt cake from all other material processed at the Uhrichsville plant is either shipped to the Morgantown plant for disposal or landfilled with a local solid waste management firm. In 1996, the Chicago Heights and Sikeston plants disposed of the majority of their salt cake with third-party landfills; however, a portion of their salt cake was shipped to Morgantown. The IMSAMET Arizona facility recycles its own salt cake and sells the by-products to third parties, and the Utah and Idaho facilities ship their salt cake to the 50%-owned SALTS joint venture for further processing. See "The Recycling Process."

     If salt cake were ever classified as a hazardous waste or substance under RCRA or CERCLA, the Company's handling and disposal of salt cake would be required to be modified. To dispose of its salt cake, the Company may then be required to take other actions including obtaining a RCRA Subchapter "C" permit for its Morgantown landfill, obtaining other permits (including transportation permits), and consider landfilling additional amounts of salt cake with third parties not under the Company's direct control. Based on current annual processing volumes and remaining landfill capacity, the estimated remaining life of the landfill at the Sapulpa plant is three years. The Company has constructed a new landfill cell at its Morgantown plant and estimates its remaining useful life to be approximately eighteen months. Later this year, the Company expects to begin construction on its first expansion phase at this landfill cell and estimates that once completed, this expansion cell will have a remaining useful life of approximately five years. A planned second expansion is expected to provide an additional ten years of useful life. Landfill closure costs for the Company-owned landfills are currently estimated to exceed $4,000,000. The Company is currently providing for this expenditure by accruing, on a current basis, these estimated costs as the landfills are used.

     In addition, the Company may incur liability for off-site disposals of salt cake and other materials. In that regard, the Illinois Environmental Protection Agency ("IEPA") recently notified IZI that it may be a potentially responsible party ("PRP") pursuant to the Illinois Environmental Protection Act for the cleanup of contamination at a site in Marion County, Illinois to which IZI, among others, in the past sent zinc oxide for processing and resale. IZI has joined a group of PRPs that is planning to negotiate with the IEPA regarding the cleanup of the site. Although the site has not been fully investigated and final cleanup costs not yet determined, based on current cost estimates and information regarding the amount and type of materials sent to the site by IZI, the Company does not believe, although there can be no assurance, that its liability at this site will have a material adverse effect on its financial position.

     Due to relatively high costs and limited coverage, the Company does not carry environmental impairment liability insurance. The Company made capital expenditures for environmental control facilities of approximately $3.8 million in 1996, most of which was for landfill capacity additions. Estimated environmental expenditures for 1997 and 1998, which primarily relate to the Company's landfills and air pollution control projects, are approximately $6.3 million and $4.8 million, respectively.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Set forth in the table below are the names, ages and positions of the directors and executive officers of the Company. The Board of Directors is divided into three classes that are elected by stockholders for staggered three-year terms. Executive officers are appointed by the Board of Directors.

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Don V. Ingram........................  62    Chairman of the Board of Directors and Chief
                                               Executive Officer
Richard L. Kerr......................  55    President and Chief Operating Officer
Paul V. Dufour.......................  58    Executive Vice President -- Finance and
                                               Administration, Chief Financial Officer and
                                               Secretary
Thomas W. Rogers.....................  50    Senior Vice President, Marketing and Sales
C. Lee Newton........................  54    Senior Vice President, Operations
John J. Fleming......................  58    Director
Don Navarro..........................  53    Director
Thomas A. James......................  55    Director
J.M. Brundrett.......................  72    Director
Ralph L. Cheek.......................  67    Director
Jack C. Page.........................  72    Director

     Set forth below are descriptions of the backgrounds of the executive officers and directors of the Company and their principal occupations for the past five years.

     Don V. Ingram has served as a director of the Company since 1988 and as Chairman of the Board since 1994. He was elected Chief Executive Officer of the Company in February 1997. Mr. Ingram played the major role in the formation of the Company in 1986. Mr. Ingram has been owner and President since 1984 of Summit Partners Management Co., a private investment management company in Dallas. Mr. Ingram serves as a director of Profco Resources Ltd., a Canadian oil and gas exploration and production company ("Profco").

     Richard L. Kerr was elected President in February 1997. Previously, he had served as Executive Vice President since July 1988 and Chief Operating Officer since 1991. In 1994, he became President of the Company's Metals Division. Mr. Kerr joined International Metal Co., a predecessor of the Company, in April 1984, and became Executive Vice President of International Metal Co. in April 1987.

     Paul V. Dufour has served as Vice President, Chief Financial Officer and Secretary of the Company since March 1987. He was promoted to Senior Vice President in May 1988 and to Executive Vice President in October 1994. He is principally responsible for the Company's financial and administrative functions.

     Thomas W. Rogers has served as Senior Vice President of the Company since July 1988. Previously, Mr. Rogers was employed as Plant Manager of the Sapulpa, Oklahoma plant beginning in October 1986.

     C. Lee Newton became Senior Vice President of the Company in 1993. Mr. Newton was named Vice President in 1990 and was the General Manager of the Morgantown, Kentucky plant from 1989 to 1993. He was originally employed by the Company as Plant Manager of its Rockwood, Tennessee plant in 1987.

     John J. Fleming has served as a director since May 1989. Mr. Fleming is Chairman and Chief Executive Officer of Profco. Mr. Fleming served as Chairman and Chief Executive Officer from 1987 until March 1991 of CanCapital Corporation, a Canadian merchant banking and oil and gas exploration and production company headquartered in Calgary, Alberta, Canada.

     Don Navarro has served as a director since June 1986. Mr. Navarro is president of The Navarro Group, a company which provides business and management services to public and private companies, specializing in helping organizations develop, refine and implement strategic plans. Mr. Navarro also serves as a director of Pizza Inn, Inc.

     Thomas A. James has served as a director since May 1995. Since 1969, Mr. James has been the Chairman of the Board of Directors and Chief Executive Officer of both Raymond James & Associates, Inc., one of the underwriters in this Offering, and its parent company, Raymond James Financial, Inc. Mr. James also serves as director and officer of various affiliated entities. He is a director of Arbor Health Care Company, the Heritage Family of Funds and World of Science, Inc.

     J. M. Brundrett, a retired Doctor of Veterinary Medicine, has served as a director since March 1985. Prior to his election to the Board, Dr. Brundrett served on the Creditors' Committee in connection with the reorganization proceedings for Pioneer Texas Corporation, a predecessor of the Company. Dr. Brundrett is a private investor in real estate and securities.

     Ralph L. Cheek has served as a director since May 1987. Mr. Cheek served as Chairman, President and Chief Executive Officer of the Company and its predecessors from 1987 to August 1994. Previously, Mr. Cheek held various positions with Kaiser Aluminum and Chemical Corporation, most recently as Vice President -- Europe and Vice President -- Pacific Northwest.

     Jack C. Page has served as a director since November 1991. Mr. Page is an independent management consultant with experience in conducting organizational, marketing, management and computer studies in both the private and public sectors. Before founding his own consulting business in 1972, Mr. Page headed the Dallas and Mexico City offices of Booz, Allen & Hamilton, Inc., an international consulting firm.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of August 31, 1997, certain information with regard to the beneficial ownership of the Company's Common Stock by (i) all persons known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company, (ii) each director of the Company and
(iii) all executive officers and directors as a group. Upon the closing of the Alchem Acquisition, it is expected that William Warshauer, the primary shareholder of Alchem, his family and certain affiliates of Alchem will own approximately 1.2 million shares of Common Stock or 8.7% of the outstanding shares of Common Stock (7.5% after giving effect to the Offering). See also "Business -- Pending Alchem Acquisition."

                                                                 TOTAL         PERCENT
                                                               BENEFICIAL         OF
                                                              OWNERSHIP(1)      SHARES
                                                              ------------    ----------
Don V. Ingram...............................................    1,272,894(2)     10.1%
  2200 Ross Ave., Suite 4500-E, L.B. 170,
  Dallas, TX 75201
FMR Corp....................................................      982,100(3)      7.8
  82 Devonshire Street, Boston, MA 02109
Mellon Bank Corporation.....................................      754,000(4)      6.0
  One Mellon Bank Center, Pittsburgh, PA 15258
Chancellor LGT Asset Management, Inc........................      728,800(5)      5.8
  50 California Street, San Francisco, CA 94111
J. M. Brundrett.............................................       21,759           *
Ralph L. Cheek..............................................       71,689           *
John J. Fleming.............................................       25,627           *
Thomas A. James.............................................        8,633(6)        *
Don Navarro.................................................        8,159           *
Jack C. Page................................................        7,259           *
Paul V. Dufour..............................................      254,376         2.0
Richard L. Kerr.............................................      138,380         1.1
C. Lee Newton...............................................      136,691         1.1
Thomas W. Rogers............................................      122,700           *
All Executive Officers and Directors as a group
  (13 persons, including those individuals named above).....    2,115,767(7)     16.1%

---------------

 *  Less than 1%

(1) Except as otherwise indicated, the persons named in the table possess sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Includes shares of Common Stock that may be acquired pursuant to stock options exercisable within 60 days of August 31, 1997 and shares of Common Stock held by wives and minor children of such persons and corporations in which such persons hold a controlling interest.

(2) Includes 991,688 shares owned by Mr. Ingram directly, 78,141 shares owned by Mr. Ingram's wife and 160,000 shares held by trusts and custodial accounts created for the benefit of Mr. Ingram's children and relatives (of which Mr. Ingram is trustee).

(3) Information with respect to beneficial ownership of shares of Common Stock by FMR Corp. is based solely upon the latest report of FMR Corp. on Schedule 13G dated February 14, 1997 as filed with the Securities and Exchange Commission. According to that report, FMR Corp. has sole power to vote or to direct the vote for 527,500 shares and sole power to dispose or to direct the disposition of 982,100 shares.

(4) Information with respect to beneficial ownership of shares of Common Stock by Mellon Bank Corporation is based solely upon the latest report of Mellon Bank Corporation on Schedule 13G dated January 30, 1997 as filed with the Securities and Exchange Commission. According to that report, Mellon Bank Corporation or certain of its direct or indirect subsidiaries has sole and shared power to vote or to direct the vote for 750,000 shares and 2,000 shares, respectively, and sole and shared power to dispose or to direct the disposition of 150,000 shares and 604,000 shares, respectively.

(5) Information with respect to beneficial ownership of shares of Common Stock by Chancellor LGT Asset Management, Inc. is based solely upon the latest report of Chancellor Asset Management, Inc. on Schedule 13G dated February 7, 1997 as filed with the Securities and Exchange Commission.

(6) Does not include shares owned by Raymond James Financial, Inc. or its subsidiaries of which Mr. James is Chairman of the Board and Chief Executive Officer.

(7) Includes outstanding options under the Company's stock option plans granted to officers and directors of the Company which are exercisable within 60 days of August 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.10 par value and 8,000,000 shares of preferred stock, $0.10 par value ("Preferred Stock"). As of September 30, 1997, there were 12,543,343 shares of Common Stock issued and outstanding, and no shares of Preferred Stock had been issued.

     Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of Common Stock do not have cumulative voting rights. Dividends may be paid to holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no conversion, redemption or preemptive rights. All shares of Common Stock, when validly issued and fully paid, will be non-assessable. In the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company remaining after provision for payment of creditors and after the liquidation preference, if any, of any Preferred Stock outstanding at the time.

     The Company is authorized to issue Preferred Stock from time to time, in one or more series with such rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences as may be fixed or designated by the Board of Directors without any further vote or action by the stockholders. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights and dividend and liquidation preferences that could adversely affect the holders of Common Stock. No shares of Preferred Stock are outstanding, and the Company currently has no plans to issue any Preferred Stock.

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which contains certain restrictions on the ability of an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) to engage in a "business combination" with such corporation. For purposes of Section 203, "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Because the Company has not amended its Certificate of Incorporation or Bylaws to prohibit the application of Section 203, such section may inhibit an interested stockholder's ability to acquire additional shares of Common Stock or otherwise engage in a business combination with the Company.

     The Company's Certificate of Incorporation and Bylaws contain provisions
(i) limiting the personal liability of its directors for monetary damages resulting from breaches of their duty of care to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, and (ii) making indemnification of the Company's directors and officers mandatory to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

     The Board of Directors of the Company is divided into three classes that are elected for staggered three-year terms. The holders of a majority of the outstanding voting stock may remove a director with or without cause. The number of directors to constitute the entire Board of Directors may be determined only by the Board of Directors. Any new director elected or chosen to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred, rather than until the next election of directors. These provisions of the Company's Certificate of Incorporation further provide that the affirmative vote of holders of 60% of the Company's outstanding voting stock is required to amend these provisions as well as related provisions of the Company's Bylaws.

     The provisions of the Company's Certificate of Incorporation and Bylaws summarized in certain of the preceding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     The Transfer Agent and Registrar for the Company's Common Stock is Chase Mellon Securities Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Raymond James & Associates, Inc. ("Raymond James") are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement if any of the shares of Common Stock being sold pursuant to the Purchase Agreement are purchased.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    990,000
Raymond James & Associates, Inc. ...........................    990,000
Smith Barney Inc. ..........................................     80,000
Arnhold and S. Bleichroeder, Inc. ..........................     40,000
Fahnestock & Co. Inc. ......................................     40,000
Rauscher Pierce Refsnes, Inc. ..............................     40,000
The Robinson-Humphrey Company, LLC..........................     40,000
Sanders Morris Mundy Inc. ..................................     40,000
Stephens Inc. ..............................................     40,000
                                                              ---------
             Total..........................................  2,300,000
                                                              =========

     The Representatives have advised the Company that the Underwriters initially propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of the Offering, to purchase up to 345,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price set forth on the cover page hereof less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, each of its directors and each of its executive officers have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, without the prior consent of Merrill Lynch, for a period of 120 days from the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock upon the exercise of outstanding options pursuant to the Company's stock option and incentive plans.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch has from time to time provided investment banking and financing services to the Company, for which it has received customary compensation, and may continue to do so in the future.

     Thomas A. James, who is a member of the Company's board of directors, is also the Chairman of the Board of Raymond James.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Haynes and Boone, L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher and Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of IMSAMET, Inc. as of December 31, 1996 and for the year then ended appearing in the Company's Current Report on Form 8-K dated January 21, 1997, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The Balance Sheets of Alchem Aluminum, Inc. as of October 31, 1996 and 1995, and the related Statements of Income and Retained Earnings and Cash Flows for the years then ended, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, such documents may be inspected and printed from the Commission's internet site located at http://www.sec.gov. Such reports, proxy statements, and other information may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such securities, reference is made to such Registration Statement and to the exhibits thereto. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission, are incorporated herein by reference:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997;

        (3) The Company's Quarterly Report on Form 10-Q for the three and six months ended June 30, 1997;

        (4) The Company's Current Report on Form 8-K dated January 21, 1997, as amended by Current Report on Form 8-K/A-1 dated April 4, 1997 and Current Report on Form 8-K/A-2 dated April 4, 1997;

        (5) The Company's Current Report on Form 8-K dated October 1, 1997, as amended by Current Report on Form 8-K/A-1 dated October 9, 1997;

        (6) The Company's Current Report on Form 8-K dated October 20, 1997; and

        (7) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act dated June 27, 1991.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to: IMCO Recycling Inc., 5215 North O'Connor Blvd., Suite 940, Central Tower at Williams Square, Irving, Texas 75039, Attention: Paul V. Dufour, Executive Vice President -- Finance and Administration, Chief Financial Officer and Secretary (Telephone: (972) 869-6575).

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Pro Forma Condensed Consolidated Financial Statements:
  Pro Forma Condensed Consolidated Statements of Earnings
     for the year ended December 31, 1996...................          F-3
  Pro Forma Condensed Consolidated Statements of Earnings
     for the six months ended June 30, 1997.................          F-4
  Pro Forma Condensed Consolidated Unaudited Balance Sheets
     at June 30, 1997.......................................          F-5
  Notes to Pro Forma Condensed Consolidated Financial
     Statements.............................................   F-6 to F-8

Consolidated Financial Statements:
  Report of Ernst & Young LLP, Independent Auditors.........          F-9
  Consolidated Balance Sheets at December 31, 1995 and 1996,
     and June 30, 1997 (unaudited)..........................         F-10
  Consolidated Statements of Earnings for the three years
     ended December 31, 1996, and for the six months ended
     June 30, 1996 and 1997 (unaudited).....................         F-11
  Consolidated Statements of Cash Flows for the three years
     ended December 31, 1996, and for the six months ended
     June 30, 1996 and 1997 (unaudited).....................         F-12
  Consolidated Statements of Changes in Stockholders' Equity
     for the three years ended December 31, 1996, and for
     the six months ended June 30, 1997 (unaudited).........         F-13

  Notes to Consolidated Financial Statements................ F-14 to F-25

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                              IMCO RECYCLING INC.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The accompanying unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared by recording pro forma adjustments to the historical consolidated financial statements of the Company. The Pro Forma Consolidated Balance Sheet as of June 30, 1997 has been prepared as if the Alchem Acquisition and the Offering were consummated on June 30, 1997. The Pro Forma Consolidated Statements of Earnings for the year ended December 31, 1996 and for the six months ended June 30, 1997 have been prepared as if the acquisitions of IMSAMET Inc. ("IMSAMET") and Rock Creek Aluminum, Inc. ("Rock Creek"), the Alchem Acquisition and the Offering had been consummated on January 1, 1996.

     The Pro Forma Condensed Consolidated Statement of Earnings for the year ended December 31, 1996 has been derived from (i) the historical audited consolidated financial statements of the Company for the year ended December 31, 1996, included elsewhere in this Prospectus, (ii) the historical audited consolidated financial statements of IMSAMET for the year ended December 31, 1996, incorporated by reference in this Prospectus, (iii) the historical unaudited financial statements of Rock Creek for the year ended December 31, 1996 and (iv) the audited financial statements of Alchem for its fiscal year ended October 31, 1996.

     The Pro Forma Condensed Consolidated Statement of Earnings for the six months ended June 30, 1997 and the Pro Forma Condensed Consolidated Balance Sheet at June 30, 1997 have been derived from (i) the historical unaudited consolidated financial statements of the Company as of and for the six-month period ended June 30, 1997, included elsewhere in this Prospectus, and (ii) the historical unaudited financial statements of Alchem for the eight month period ended June 30, 1997.

     The Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of the financial position or results of operations that would have occurred had the transactions been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the Pro Forma Consolidated Statements of Earnings due to normal fluctuations in operating levels, changes in prices, future transactions and other factors. These statements should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                              IMCO RECYCLING INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    PRO FORMA FOR IMSAMET AND ROCK CREEK ACQUISITIONS
                                             ----------------------------------------------------------------
                                                     IMSAMET                    ROCK CREEK
                                             ------------------------    ------------------------
                                 COMPANY                   PRO FORMA                   PRO FORMA       PRO
                                HISTORICAL   HISTORICAL   ADJUSTMENTS    HISTORICAL   ADJUSTMENTS     FORMA
                                ----------   ----------   -----------    ----------   -----------    --------
Revenues......................   $210,871     $37,399                     $54,072       ($3,867)B1   $298,475
Cost of sales.................    185,333      31,116       $(1,272)A1     49,501        (3,867)B1    261,011
                                                                200A2
                                 --------     -------       -------       -------       -------      --------
Gross profit..................     25,538       6,283         1,072         4,571            --        37,464
Selling, general and
  administrative expense......     11,774       2,336          (902)A3      2,846           145B2      16,823
                                                                624A4
Interest expense..............      3,421       1,533         3,508A5         606                       9,068
Interest income...............       (623)         --                          --                        (623)
Equity in earnings of
  affiliates..................        114        (150)                         --                         (36)
                                 --------     -------       -------       -------       -------      --------
Earnings before provision for
  income taxes and minority
  interests...................     10,852       2,564        (2,158)        1,119          (145)       12,232
Provision for income taxes....      4,132         745          (430)A6         26           359B3       4,832
                                 --------     -------       -------       -------       -------      --------
Earnings before minority
  interests...................      6,720       1,819        (1,728)        1,093          (504)        7,400
Minority interests, net of
  provision for income
  taxes.......................         --        (316)           (3)A7         --                        (319)
                                 --------     -------       -------       -------       -------      --------
Net earnings..................   $  6,720     $ 1,503       $(1,731)      $ 1,093       $  (504)     $  7,081
                                 ========     =======       =======       =======       =======      ========
Net earnings per common
  share.......................   $   0.55                                                            $   0.55
                                 ========                                                            ========
Weighted average common and
  common equivalent shares
  outstanding.................     12,309                                                   618B4      12,927
                                 ========                                               =======      ========

                                PRO FORMA FOR THE ALCHEM ACQUISITION
                                -------------------------------------
                                HISTORICAL

                                                                             PRO FORMA AS ADJUSTED
                                   YEAR                                        FOR THE OFFERING
                                   ENDED                                -------------------------------
                                OCTOBER 31,    PRO FORMA       PRO         PRO FORMA
                                   1996       ADJUSTMENTS     FORMA       ADJUSTMENTS        PRO FORMA
                                -----------   -----------    --------   ----------------    -----------
Revenues......................    $111,938      $(1,477)C3   $408,936                        $408,936
Cost of sales.................     101,965       (1,477)C3    363,550                         363,550
                                                    300C4
                                                  1,751C1
                                  --------      -------      --------                        --------
Gross profit..................       9,973       (2,051)       45,386                          45,386
Selling, general and
  administrative expense......       3,737          289C5      20,849                          20,849

Interest expense..............         660        1,256C6      10,984       $(3,099)D1          7,885
Interest income...............         (20)                      (643)                           (643)
Equity in earnings of
  affiliates..................          --                        (36)                            (36)
                                  --------      -------      --------       -------          --------
Earnings before provision for
  income taxes and minority
  interests...................       5,596       (3,596)       14,232         3,099            17,331
Provision for income taxes....          --          790C7       5,622         1,224D2           6,846
                                  --------      -------      --------       -------          --------
Earnings before minority
  interests...................       5,596       (4,386)        8,610         1,875            10,485
Minority interests, net of
  provision for income
  taxes.......................          --                       (319)                           (319)
                                  --------      -------      --------       -------          --------
Net earnings..................    $  5,596      $(4,386)     $  8,291       $ 1,875          $ 10,166
                                  ========      =======      ========       =======          ========
Net earnings per common
  share.......................                               $   0.59                        $   0.62
                                                             ========                        ========
Weighted average common and
  common equivalent shares
  outstanding.................                    1,208C10     14,135         2,300D3          16,435
                                                =======      ========       =======          ========

      See Notes to Pro Forma Condensed Consolidated Financial Statements.

                              IMCO RECYCLING, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 PRO FORMA FOR THE ALCHEM ACQUISITION
                                                                 -------------------------------------

                                                                 HISTORICAL    PRO FORMA     PRO FORMA
                                                                   EIGHT       ADJUSTMENT      EIGHT
                                                                   MONTHS      TO CONFORM     MONTHS
                                                                   ENDED       INVENTORY       ENDED
                                                     COMPANY      JUNE 30,     ACCOUNTING    JUNE 30,
                                                    HISTORICAL      1997      METHODS(C1)      1997
                                                    ----------   ----------   ------------   ---------
Revenues..........................................   $159,127     $90,626                     $90,626
Cost of sales.....................................    136,850      85,203        (2,453)       82,750
                                                     --------     -------       -------       -------
Gross profit......................................     22,277       5,423         2,453         7,876
Selling, general and administrative expense.......      8,799       2,848                       2,848
Interest expense..................................      3,659         471                         471
Interest income...................................       (179)         (4)                         (4)
Equity in earnings of affiliates..................        (90)         --                          --
                                                     --------     -------       -------       -------
Earnings before provision for income taxes,
  minority interests and extraordinary item.......     10,088       2,108         2,453         4,561
Provision for income taxes........................      4,033          --                          --
                                                     --------     -------       -------       -------
Earnings before minority interests and
  extraordinary item..............................      6,055       2,108         2,453         4,561
Minority interests, net of provision for income
  taxes...........................................       (208)         --                          --
                                                     --------     -------       -------       -------
Earnings before extraordinary item................   $  5,847     $ 2,108       $ 2,453       $ 4,561
                                                     ========     =======       =======       =======
Net earnings per common share before extraordinary
  item............................................   $   0.46
                                                     ========
Weighted average common and common equivalent
  shares outstanding..............................     12,732
                                                     ========

                                                    PRO FORMA FOR THE ALCHEM ACQUISITION
                                                    -------------------------------------
                                                        OTHER PRO FORMA                      PRO FORMA AS ADJUSTED
                                                          ADJUSTMENTS                           FOR THE OFFERING
                                                    -----------------------     PRO FORMA   ------------------------
                                                     ELIMINATE                     SIX
                                                     TWO MONTHS                  MONTHS
                                                       ENDED                      ENDED
                                                    DECEMBER 31,                JUNE 30,     PRO FORMA
                                                      1996(C2)       OTHER        1997      ADJUSTMENTS    PRO FORMA
                                                    ------------    -------     ---------   -----------    ---------
Revenues..........................................    $(16,263)     $(1,683)C3  $231,807                   $231,807
Cost of sales.....................................     (14,932)      (1,683)C3   203,135                    203,135
                                                                        150C4
                                                      --------      -------     --------                   --------
Gross profit......................................      (1,331)        (150)      28,672                     28,672
Selling, general and administrative expense.......        (598)         146C5     11,195                     11,195
Interest expense..................................         (81)         621C6      4,670      $  (980)D1      3,690
Interest income...................................                                  (183)                      (183)
Equity in earnings of affiliates..................                                   (90)                       (90)
                                                      --------      -------     --------      -------      --------
Earnings before provision for income taxes,
  minority interests and extraordinary item.......        (652)        (917)      13,080          980        14,060
Provision for income taxes........................                    1,199C7      5,232          392D2       5,624
                                                      --------      -------     --------      -------      --------
Earnings before minority interests and
  extraordinary item..............................        (652)      (2,116)       7,848          588         8,436
Minority interests, net of provision for income
  taxes...........................................                                  (208)                      (208)
                                                      --------      -------     --------      -------      --------
Earnings before extraordinary item................    $   (652)     $(2,116)    $  7,640      $   588      $  8,228
                                                      ========      =======     ========      =======      ========
Net earnings per common share before extraordinary
  item............................................                              $   0.55                   $   0.51
                                                                                ========                   ========
Weighted average common and common equivalent
  shares outstanding..............................                    1,208C10    13,940        2,300D3      16,240
                                                                    =======     ========      =======      ========

      See Notes to Pro Forma Condensed Consolidated Financial Statements.

                              IMCO RECYCLING INC.

                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                              PRO FORMA AS ADJUSTED
                                                      PRO FORMA FOR THE ALCHEM ACQUISITION      FOR THE OFFERING
                                                      ------------------------------------   -----------------------
                                          COMPANY                   PRO FORMA                 PRO FORMA
                                         HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   PRO FORMA
                                         ----------   ----------   -----------   ---------   -----------   ---------
                                                       Assets
Current assets
  Cash and cash equivalents............   $  2,781     $ 1,033      $ 26,250C8   $  3,814     $ 38,830D3   $  3,814
                                                                     (12,942)C11               (38,830)D4
                                                                     (13,308)C10
  Accounts receivable..................     46,927      16,603          (348)C12   63,182                    63,182
  Inventories..........................     16,596      13,648         4,919C14    35,163                    35,163
  Deferred income taxes................      1,567          --                      1,567                     1,567
  Other current assets.................      2,128         321                      2,449                     2,449
                                          --------     -------      --------     --------     --------     --------
         Total current assets..........     69,999      31,605         4,571      106,175           --      106,175
Property and equipment, net............    120,022       9,114         3,000C14   132,136                   132,136
Intangible assets, net.................     57,288         158         2,000C13    69,611                    69,611
                                                                      10,165C14
Investments in affiliates..............     14,704       3,855        30,558C10    14,759                    14,759
                                                                     (30,558)C14
                                                                      (3,800)C15
Other assets, net......................      5,408         862                      6,270                     6,270
                                          --------     -------      --------     --------     --------     --------
                                          $267,421     $45,594      $ 15,936     $328,951     $     --     $328,951
                                          ========     =======      ========     ========     ========     ========

                                        Liabilities and Stockholders' Equity
Current liabilities
  Accounts payable.....................   $ 21,860     $19,432      $   (348)C12 $ 40,944                  $ 40,944
  Accrued liabilities..................      5,157         746           500C13     6,403                     6,403
  Current maturities of long-term
    debt...............................      7,614         955          (955)C11      273                       273
                                                                      (7,341)C9
                                          --------     -------      --------     --------                  --------
         Total current liabilities.....     34,631      21,133        (8,144)      47,620                    47,620
Long-term debt.........................    115,391      11,987        26,250C8    148,982     $(38,830)D4   110,152
                                                                       7,341C9
                                                                     (11,987)C11
Other long-term liabilities............      6,838          --                      6,838                     6,838
Deferred income taxes..................      6,214          --         1,500C13     7,714                     7,714
Minority interests.....................      5,459          --        (3,800)C15    1,659                     1,659
Stockholders' equity...................     98,888      12,474        17,250C10   116,138       38,830D3    154,968
                                                                     (12,474)C14
                                          --------     -------      --------     --------     --------     --------
                                          $267,421     $45,594      $ 15,936     $328,951     $     --     $328,951
                                          ========     =======      ========     ========     ========     ========

      See Notes to Pro Forma Condensed Consolidated Financial Statements.

                              IMCO RECYCLING INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

A. PRO FORMA ADJUSTMENTS FOR THE IMSAMET ACQUISITION

     In January 1997, the Company acquired all of the outstanding capital stock of IMSAMET, a wholly owned subsidiary of EnviroSource, Inc., for approximately $58,000,000 in cash, not including acquisition costs. The purchase price was funded through borrowings under the Company's long-term senior debt facility agreement (the "Credit Agreement"). The acquisition was accounted for using the purchase method of accounting. The pro forma adjustments to the historical statement of earnings to reflect the IMSAMET acquisition as if it had been consummated on January 1, 1996 are as follows:

          A1. To reverse management fees charged to IMSAMET by its former parent.

          A2. To reflect additional depreciation expense based on the fair value of the assets acquired. Pro forma depreciation is computed on a straight-line basis over the estimated useful lives of the assets acquired.

          A3. To eliminate expenses related to the IMSAMET corporate office, which would not have been incurred.

          A4. To record the net increase in amortization expense resulting from goodwill acquired and from debt issuance costs incurred to obtain the Credit Agreement. Goodwill is amortized on a straight-line basis over a 40-year life, and debt issuance costs are amortized over the seven-year term of the Credit Agreement.

          A5. To adjust interest expense to (i) eliminate interest expense on the existing debt of the Company which was retired ($3,120,000), (ii) eliminate interest expense incurred by IMSAMET on debt to its former parent ($1,533,000), and (iii) record interest expense on borrowings under the Credit Agreement ($7,927,000). Pro forma interest expense on borrowings under the Credit Agreement was computed using the applicable LIBOR rate plus 1.5%. An increase of .125% in the assumed interest rate would increase pro forma interest expense related to the IMSAMET acquisition by $138,000 for the year ended December 31, 1996.

          A6. To adjust income tax expense based on the combined effective federal and state income tax rates.

          A7. To adjust minority interests related to additional depreciation expense.

B. PRO FORMA ADJUSTMENTS FOR THE ROCK CREEK ACQUISITION

     In January 1997, the Company acquired, in a privately negotiated transaction, all of the outstanding capital stock of Rock Creek in exchange for 618,137 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting. The pro forma adjustments to the historical statement of earnings to reflect the Rock Creek acquisition as if it had been consummated on January 1, 1996 are as follows:

          B1. To eliminate sales and cost of sales for transactions between Rock Creek and the Company.

          B2. To adjust amortization expense for the goodwill acquired. Goodwill is amortized on a straight-line basis over a 40-year life.

          B3. To adjust income tax expense based on the combined effective federal and state income tax rates.

          B4. To reflect the issuance of 618,137 shares of the Company's common stock in the transaction.

                              IMCO RECYCLING INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

C. PRO FORMA ADJUSTMENTS FOR THE ALCHEM ACQUISITION

     In September 1997, the Company announced that it had entered into a non-binding letter of intent to acquire, in a privately negotiated transaction, all of the capital stock of Alchem in exchange for cash and 1,208,339 shares of common stock. The amount of cash to be paid will be determined by deducting the aggregate amount of Alchem's obligations for borrowed money outstanding as of the closing date of the acquisition from $26,250,000. At June 30, 1997, the amount of Alchem's indebtedness for borrowed money outstanding was $12,942,000. Assuming that such amount of Alchem indebtedness is outstanding at the closing date, the total cash to be paid by the Company to Alchem would be $13,308,000. The cash portion of the acquisition price and the repayment of Alchem's indebtedness is assumed to be funded by borrowings under the proposed $200 million reducing revolving credit facility ("Reducing Revolving Facility"). The acquisition, which is expected to close in November 1997, will be accounted for using the purchase method of accounting. The pro forma adjustments to the historical financial statements for the pending Alchem Acquisition are as follows:

          C1. To adjust cost of sales to conform Alchem's accounting policy for inventory (LIFO) to a method approximating the Company's accounting policy (average cost).

          C2. To eliminate the results of Alchem's operations for the two months ended December 31, 1996 to conform with the Company's interim accounting period.

          C3. To eliminate sales and cost of sales for transactions between Alchem and the Company and Rock Creek.

          C4. To reflect additional depreciation expense based on the fair value of the assets acquired. Pro forma depreciation is computed on a straight-line basis over the estimated useful lives of the assets acquired.

          C5. To adjust amortization expense for the goodwill acquired and Alchem's debt issuance costs written-off. Goodwill is amortized on a straight-line basis over a 40 year life.

          C6. To record the net increase in interest expense due to assumed borrowings of $26,250,000 under the Reducing Revolving Facility using the applicable LIBOR rate plus 1.5%, less interest expense on the Alchem indebtedness retired. An increase of .125% in the assumed interest rate would increase pro forma interest expense related to the Alchem Acquisition by $32,000 and $16,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

          C7. To adjust income tax expense based on the combined effective federal and state income tax rates.

          C8. To record borrowings of $26,250,000 under the Reducing Revolving Facility to fund the cash portion of the purchase price and repayment of Alchem's indebtedness.

          C9. To reclassify the current portion of borrowings under the Credit Agreement to long-term pursuant to the proposed terms of the Reducing Revolving Facility.

          C10. To record the acquisition of the capital stock of Alchem for 1,208,339 shares of the Company's common stock and $13,308,000 in cash. The shares of common stock to be issued were valued at $19.0344 per share (which is the average closing price for the Company's common stock for the 20 consecutive trading days preceding September 15, 1997, the date of the letter of intent), less a 25% discount to reflect the contractual restrictions on the resale of such shares. The actual amount of cash to be paid will be determined by subtracting Alchem's actual outstanding obligations for borrowed money at the date of closing from $26,250,000.

                              IMCO RECYCLING INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

          C11. To record the repayment of the Alchem indebtedness.

          C12. To eliminate accounts receivable and accounts payable between Alchem and the Company.

          C13. To record the accrual of severance pay, deferred income taxes and other merger related costs.

          C14. To adjust assets and liabilities under the purchase method of accounting based on the Company's purchase price. The Company's purchase price has been allocated to the consolidated assets and liabilities of Alchem based on preliminary estimates of fair values with the remaining purchase price allocated to goodwill. The information presented herein may differ from the actual purchase price allocation.

          The preliminary allocation of the purchase price included in the pro forma balance sheet is summarized as follows (in thousands):

            Working capital.................................  $ 14,891
            Property and equipment..........................    12,114
            Goodwill........................................    12,323
            Other noncurrent assets.........................     4,717
            Noncurrent liabilities..........................   (13,487)
                                                              --------
            Total...........................................  $ 30,558
                                                              ========

          C15. To eliminate Alchem's investment and the Company's minority interest in the joint venture for the Coldwater, Michigan aluminum recycling plant.

D. PRO FORMA ADJUSTMENTS FOR THE OFFERING

     The Pro Forma Condensed Consolidated Financial Statements assume the issuance of 2,300,000 shares of the Company's common stock pursuant to the Offering resulting in net proceeds to the Company of $38,830,000. The pro forma adjustments to the historical financial statements for the Offering are as follows:

          D1. To reduce interest expense due to the use of the proceeds of the Offering to repay long-term debt. See Note D4. Interest expense on the remaining outstanding borrowings under the Credit Agreement was computed using the applicable LIBOR rate plus 1%. An increase of .125% in the assumed interest rate would increase pro forma interest expense by $123,000 and $62,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

          D2. To record additional income tax expense based on the reduction in interest expense resulting from the repayment of long-term debt.

          D3. To record the issuance of 2,300,000 shares less the estimated underwriting discount and transaction costs of $2,570,000.

          D4. To record the use of proceeds from the Offering to repay long-term debt.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and
Board of Directors
IMCO Recycling Inc.

     We have audited the accompanying consolidated balance sheets of IMCO Recycling Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMCO Recycling Inc. and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Dallas, Texas
January 30, 1997

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                            --------------------     JUNE 30,
                                                              1995        1996         1997
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
                                            Assets

Current assets
  Cash and cash equivalents...............................  $  8,678    $  5,070     $  2,781
  Accounts receivable.....................................    27,442      33,655       46,927
  Inventories.............................................     9,146      11,847       16,596
  Deferred income taxes...................................     1,298       1,462        1,567
  Other current assets....................................     1,353       1,282        2,128
                                                            --------    --------     --------
          Total current assets............................    47,917      53,316       69,999
Property and equipment, net...............................    78,769      86,308      120,022
Intangible assets
  Excess of acquisition cost over the fair value of net
     assets acquired, net of accumulated amortization of
     $3,866, $4,607 and $2,970 at December 31, 1995, 1996
     and June 30, 1997, respectively......................    10,968       9,362       57,148
  Patents, net............................................       233         171          140
                                                            --------    --------     --------
          Total intangible assets.........................    11,201       9,533       57,288
Investments in joint ventures.............................        --      14,187       14,704
Other assets, net.........................................     1,990       1,363        5,408
                                                            --------    --------     --------
                                                            $139,877    $164,707     $267,421
                                                            ========    ========     ========
                             Liabilities and Stockholders' Equity
Current liabilities
  Accounts payable........................................  $ 10,691    $ 14,351     $ 21,860
  Accrued liabilities.....................................     7,059       2,192        5,157
  Short-term debt.........................................        --       2,000           --
  Current maturities of long-term debt....................     2,169       2,124        7,614
                                                            --------    --------     --------
          Total current liabilities.......................    19,919      20,667       34,631
Long-term debt............................................    29,754      48,202      115,391
Other long-term liabilities...............................     1,412       1,647        6,838
Deferred income taxes.....................................     5,516       5,856        6,214
Minority interests........................................        --          --        5,459
Commitments and contingencies.............................        --          --           --
Stockholders' equity
  Preferred stock; par value $.10; 8,000,000 shares
     authorized; none issued..............................        --          --           --
  Common stock; par value $.10; 20,000,000 shares
     authorized; 11,964,911 issued at December 31, 1995;
     12,017,914 issued at December 31, 1996; 12,639,744
     issued at June 30, 1997..............................     1,196       1,202        1,264
  Additional paid-in capital..............................    27,282      27,553       34,605
  Retained earnings.......................................    56,672      61,021       64,296
  Treasury stock, at cost; 207,972 shares at December 31,
     1995; 118,551 shares at December 31, 1996; 105,101
     shares at June 30, 1997..............................    (1,874)     (1,441)      (1,277)
                                                            --------    --------     --------
          Total stockholders' equity......................    83,276      88,335       98,888
                                                            --------    --------     --------
                                                            $139,877    $164,707     $267,421
                                                            ========    ========     ========

                See Notes to Consolidated Financial Statements.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  FOR THE SIX MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                              ---------------------------------   -------------------
                                                1994        1995        1996        1996       1997
                                              ---------   ---------   ---------   --------   --------
                                                                                      (UNAUDITED)
Revenues....................................   $101,116    $141,167    $210,871   $101,183   $159,127
Cost of sales...............................     78,478     110,228     185,333     85,486    136,850
                                               --------    --------    --------   --------   --------
     Gross profit...........................     22,638      30,939      25,538     15,697     22,277
Selling, general and administrative
  expense...................................      6,440      10,027      11,774      5,869      8,799
Interest expense............................      1,014       1,073       3,421      1,590      3,659
Interest income.............................       (154)       (424)       (623)      (382)      (179)
Nonrecurring litigation expense.............      1,635          --          --         --         --
Equity in (earnings) loss of affiliates.....         --        (100)        114       (423)       (90)
                                               --------    --------    --------   --------   --------
Earnings before provision for income taxes,
  minority interests and extraordinary
  item......................................     13,703      20,363      10,852      9,043     10,088
Provision for income taxes..................      5,232       7,893       4,132      3,482      4,033
                                               --------    --------    --------   --------   --------
Earnings before minority interests and
  extraordinary item........................      8,471      12,470       6,720      5,561      6,055
Minority interests, net of provision for
  income taxes..............................         --          --          --         --       (208)
                                               --------    --------    --------   --------   --------
Earnings before extraordinary item..........      8,471      12,470       6,720      5,561      5,847
Extraordinary item..........................         --          --          --         --     (1,318)
                                               --------    --------    --------   --------   --------
     Net earnings...........................   $  8,471    $ 12,470    $  6,720   $  5,561   $  4,529
                                               ========    ========    ========   ========   ========
Net earnings per common share:
  Income before extraordinary item..........   $   0.73    $   1.03    $   0.55   $   0.45   $   0.46
  Extraordinary item........................         --          --          --         --      (0.10)
                                               --------    --------    --------   --------   --------
     Net earnings...........................   $   0.73    $   1.03    $   0.55   $   0.45   $   0.36
                                               ========    ========    ========   ========   ========
Dividends declared per common share.........   $   0.10    $  0.105    $   0.20   $   0.10   $   0.10
                                               ========    ========    ========   ========   ========
Weighted average common and common
  equivalent shares outstanding.............     11,644      12,108      12,309     12,387     12,732
                                               ========    ========    ========   ========   ========

                See Notes to Consolidated Financial Statements.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  FOR THE SIX MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                              ---------------------------------   -------------------
                                                1994        1995        1996        1996       1997
                                              ---------   ---------   ---------   --------   --------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Income before extraordinary item............   $  8,471    $ 12,470    $  6,720   $  5,561   $  5,847
Depreciation and amortization...............      7,367       9,353      11,316      5,673      7,773
Provision for deferred income taxes.........      1,859       1,167         176        448        254
Equity in (earnings) loss of affiliates.....         --        (100)        114       (423)       (90)
Provision for doubtful accounts.............         --          --          --         15        590
Other noncash charges.......................        647         235         132         10        483
Provision for plant closure.................         --          --       3,577         --         --
Changes in operating assets and liabilities
  (excluding investing and financing
  transactions):
  Accounts receivable.......................     (5,829)      3,330      (6,282)      (721)        71
  Inventories...............................         95      (1,756)     (3,728)    (6,661)        32
  Other current assets......................       (121)       (546)         72       (294)      (654)
  Accounts payable and accrued
     liabilities............................        553       1,383      (4,289)    (4,424)     2,314
  Accrued landfill closure costs............        572         180      (1,064)      (286)       250
                                               --------    --------    --------   --------   --------
          Net cash from (used by) operating
            activities......................     13,614      25,716       6,744     (1,102)    16,870
INVESTING ACTIVITIES
Payments for property and equipment.........     (6,646)    (15,538)    (16,711)    (4,480)   (19,026)
Acquisition of IMSAMET, Inc., net of cash...         --          --          --         --    (58,272)
Acquisitions and investments in joint
  ventures..................................     (5,325)    (20,137)    (13,681)   (13,240)        --
Other.......................................       (997)       (731)         47        450     (1,722)
                                               --------    --------    --------   --------   --------
          Net cash used by investing
            activities......................    (12,968)    (36,406)    (30,345)   (17,270)   (79,020)
FINANCING ACTIVITIES
Net proceeds from (repayments of) short-term
  borrowings................................     (1,800)         --       2,000         --     (8,351)
Proceeds from issuance of long-term debt....      5,000      20,000      20,517     20,475    123,591
Principal payments of long-term debt........     (2,751)     (1,477)     (2,162)    (1,061)   (54,106)
Debt issuance costs.........................         --          --          --         --     (2,165)
Dividends paid..............................         --      (2,371)     (2,371)    (1,183)    (1,253)
Other.......................................         94         362       2,009        538      2,145
                                               --------    --------    --------   --------   --------
          Net cash from financing
            activities......................        543      16,514      19,993     18,769     59,861
                                               --------    --------    --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents...............................      1,189       5,824      (3,608)       397     (2,289)
Beginning cash and cash equivalents.........      1,665       2,854       8,678      8,678      5,070
                                               --------    --------    --------   --------   --------
Ending cash and cash equivalents............   $  2,854    $  8,678    $  5,070   $  9,075   $  2,781
                                               ========    ========    ========   ========   ========
SUPPLEMENTARY INFORMATION
Cash payments for interest..................   $  1,271    $  1,357    $  3,083   $  1,355   $  4,797
Cash payments for income taxes..............   $  3,411    $  6,440    $  7,440   $  6,398   $  1,991

                See Notes to Consolidated Financial Statements.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                     COMMON STOCK       ADDITIONAL                TREASURY STOCK
                                  -------------------    PAID-IN     RETAINED   ------------------
                                    SHARES     AMOUNT    CAPITAL     EARNINGS    SHARES    AMOUNT
                                  ----------   ------   ----------   --------   --------   -------
DECEMBER 31, 1993...............  11,501,708   $1,150    $20,059     $ 38,102   (334,537)  $(2,255)
Net earnings....................          --       --         --        8,471         --        --
Cash dividend...................          --       --         --       (1,152)        --        --
Litigation agreement............          --       --         67           --     25,000       185
Exercise of stock options.......          --       --         20           --     19,735       (81)
Purchase of Phoenix Smelting....     254,990       26      3,207           --     44,892       333
Tax benefit from the exercise of
  nonqualified stock options....          --       --        158           --         --        --
                                  ----------   ------    -------     --------   --------   -------
DECEMBER 31, 1994...............  11,756,698    1,176     23,511       45,421   (244,910)   (1,818)
Net earnings....................          --       --         --       12,470         --        --
Cash dividend...................          --       --         --       (1,219)        --        --
Exercise of stock options.......          --       --        234           --     36,938       (56)
Purchase of Alumar Associates...     208,213       20      3,354           --         --        --
Tax benefit from the exercise of
  nonqualified stock options....          --       --        183           --         --        --
                                  ----------   ------    -------     --------   --------   -------
DECEMBER 31, 1995...............  11,964,911    1,196     27,282       56,672   (207,972)   (1,874)
Net earnings....................          --       --         --        6,720         --        --
Cash dividend...................          --       --         --       (2,371)        --        --
Issuance of common stock for
  services......................       3,003        1         51           --         --        --
Exercise of stock options.......          --       --       (586)          --     89,421       433
Tax benefit from the exercise of
  nonqualified stock options....          --       --        806           --         --        --
Exercise of warrants............      50,000        5         --           --         --        --
                                  ----------   ------    -------     --------   --------   -------
DECEMBER 31, 1996...............  12,017,914    1,202     27,553       61,021   (118,551)   (1,441)
Net earnings (unaudited)........          --       --         --        4,529         --        --
Cash dividend (unaudited).......          --       --         --       (1,254)        --        --
Issuance of common stock for
  services (unaudited)..........       3,493       --         53           --         --        --
Exercise of stock options
  (unaudited)...................         200       --       (139)          --     13,450       164
Tax benefit from the exercise of
  nonqualified stock options
  (unaudited)...................          --       --         75           --         --        --
Purchase of Rock Creek
  (unaudited)...................     618,137       62      7,063           --         --        --
                                  ----------   ------    -------     --------   --------   -------
JUNE 30, 1997 (UNAUDITED).......  12,639,744   $1,264    $34,605     $ 64,296   (105,101)  $(1,277)
                                  ==========   ======    =======     ========   ========   =======

                See Notes to Consolidated Financial Statements.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation:

     The accompanying consolidated interim financial statements include the accounts of IMCO Recycling Inc. and all of its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation. Investments in affiliated companies, owned 50% or less, are recorded by the Company on the equity method.

     The Company's principal business involves the owning and operating of aluminum recycling facilities. The Company recycles scrap material for a fee and returns the material to its customers, some of whom are the world's largest aluminum companies. The Company also buys scrap on the open market and recycles and sells it.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Financial Information:

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position at June 30, 1997 and the results of its operations and cash flows for the six months ended June 30, 1996 and 1997 have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

  Cash Equivalents:

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments.

  Inventories:

     Inventories are stated at the lower of average cost or market.

  Credit Risk:

     A majority of the Company's accounts receivable are due from companies in the aluminum industry. Credit is extended based on evaluation of the customers' financial condition and, generally, collateral is not required. Credit losses are within management's expectations and historically have been very low.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

  Property and Equipment:

     Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

     Landfill closure costs are currently estimated to be in excess of $4,000,000 and are being accrued as space in the landfills are used. Landfill costs are depreciated as space in the landfill is used.

     The Company reviews its property and equipment for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset less disposal costs.

     Interest is capitalized in connection with the construction of major facilities. Capitalized interest costs for 1994, 1995 and 1996 were $309,000, $438,000 and $237,000, respectively.

  Amortization of Intangibles:

     The excess of original acquisition cost over the fair value of net assets acquired is amortized on a straight-line basis over their expected life, currently from 7 to 40 years. Management regularly reviews the remaining goodwill with consideration toward recovery through future operating results. Goodwill is evaluated by the Company on an undiscounted basis. Deferred debt issuance costs, included in other assets, are being amortized over the term of the long-term debt based upon the average amount of debt outstanding. Patents are amortized over their remaining legal lives.

  Net Earnings Per Share:

     Earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding in each period. Common equivalent shares relate solely to outstanding warrants and stock options.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The effect of SFAS No. 128 on the calculation of earnings per share for the three years ended December 31, 1996 and the six month periods ended June 30, 1996 and 1997 is not expected to be material.

  Stock-Based Compensation:

     The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

  Prior Year Reclassifications:

     Certain reclassifications have been made to prior year statements to conform to the current year presentation.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

NOTE B -- ACQUISITIONS AND INVESTMENTS

     In September 1994, the Company acquired all of the capital stock of Phoenix Smelting Corporation, which operated an aluminum recycling facility in Loudon, Tennessee, through its wholly owned subsidiary, Metal Resources, Inc. ("Loudon"). The value of the transaction, which was accounted for as a purchase, was approximately $10,000,000, including the Company's repayment of approximately $5,100,000 of debt and the issuance of 299,882 shares of the Company's common stock.

     In September 1995, the Company purchased all of the assets of an aluminum recycling facility located in Bedford, Indiana from a private aluminum company. The transaction was accounted for as a purchase for approximately $8,500,000 in cash.

     In October 1995, the Company acquired all of the capital stock of Alumar Associates, Inc., which owned Metal Mark, Inc. Metal Mark, Inc. owned and operated three aluminum recycling plants located in Chicago Heights, Illinois; Sikeston, Missouri; and Pittsburg, Kansas and owned 50% of a fourth facility in East Chicago, Indiana. The value of the transaction, which was accounted for as a purchase, was approximately $16,745,000, including the assumption of $8,245,000 of long-term debt of Alumar. The remainder of the purchase price consisted of $4,000,000 in cash and 208,213 shares of the Company's common stock.

     During 1996, the Company began construction of an aluminum recycling facility in Coldwater, Michigan through its joint venture, IMCO Recycling of Michigan L.L.C. The Company is a 75% managing member of the venture, which will have a long-term supply agreement for the delivery of molten metal to its 25% member, Alchem Aluminum, Inc. The Company's share of the total cost of the plant is expected to be approximately $12,000,000, of which approximately $7,200,000 had been expended as of December 31, 1996. The plant commenced operations in February 1997.

     In May 1996, the Company contributed approximately $14,000,000 for a 50% interest in VAW-IMCO GuB und Recycling GmbH, a joint venture in Germany. This joint venture was formed to own and operate two aluminum recycling facilities previously owned by VAW aluminium AG, an aluminum products manufacturing company in Germany. The plants primarily serve the European automotive market.

     In January 1997, the Company acquired all of the capital stock of IMSAMET, Inc. ("IMSAMET"), a wholly owned subsidiary of EnviroSource, Inc., for approximately $58,000,000 in cash, not including acquisition costs. IMSAMET operates and owns or has a majority interest in three aluminum recycling plants located in Post Falls, Idaho; Wendover, Utah and Goodyear, Arizona. In addition, IMSAMET has a 50% interest in a joint venture facility, adjacent to the Utah plant, which uses a proprietary process to reclaim materials from salt cake. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The estimated excess of the purchase price over the fair value of net assets acquired is being amortized over forty years on a straight-line basis.

     The preliminary allocation of the purchase price of IMSAMET is as follows:

Working capital.............................................  $ 4,674
Property and equipment......................................   19,852
Goodwill....................................................   41,976
Other noncurrent assets.....................................      914
Noncurrent liabilities......................................   (7,176)
                                                              -------
          Total.............................................  $60,240
                                                              =======

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

     Also in January 1997, the Company acquired in a privately-negotiated transaction all of the capital stock of Rock Creek Aluminum, Inc. ("Rock Creek") in exchange for 618,137 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting. The estimated excess of the purchase price over the fair value of net assets acquired was $6,000,000 and is being amortized over forty years on a straight-line basis. Rock Creek owns and operates two Ohio facilities located in Elyria and Rock Creek. These facilities utilize milling, blending, testing and packaging equipment to process various types of raw materials, including aluminum dross and scrap, various minerals and slags.

     The following table sets forth pro forma results of operations of the combined entities of the Company IMSAMET and Rock Creek for the year ended December 31, 1996, assuming the acquisitions had been consummated on January 1, 1996. The pro forma combined information is presented for comparative purposes only and does not purport to represent the actual results which would have occurred had the acquisition been consummated on such date or of future results of the combined companies under the ownership and management of the Company:

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
                                                              (UNAUDITED)
Revenues....................................................    $298,475
Gross profit................................................    $ 37,464
Net earnings................................................    $  7,081
Net earnings per common share...............................    $   0.55

     The table above reflects certain pro forma adjustments including additional depreciation expense as a result of the increased basis of the fixed assets acquired, additional amortization expense related to the goodwill recorded, a reduction in general and administrative expenses for the elimination of duplicate corporate offices, additional interest expense related to debt incurred on the acquisition and adjustments for related income taxes and minority interests.

NOTE C -- INVENTORIES

     The components of inventories are:

                                                           DECEMBER 31,
                                                         -----------------    JUNE 30,
                                                          1995      1996        1997
                                                         ------    -------    --------
Finished goods........................................   $6,839    $ 8,642     $13,477
Raw materials.........................................    1,986      2,974       2,708
Supplies..............................................      321        231         411
                                                         ------    -------     -------
                                                         $9,146    $11,847     $16,596
                                                         ======    =======     =======

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

NOTE D -- PROPERTY AND EQUIPMENT

     The components of property and equipment are:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Land, buildings and improvements............................  $ 58,280    $ 68,890
Production equipment and machinery..........................    49,236      55,102
Office furniture, equipment and other.......................     4,242       4,907
                                                              --------    --------
                                                               111,758     128,899
Accumulated depreciation....................................   (32,989)    (42,591)
                                                              --------    --------
                                                              $ 78,769    $ 86,308
                                                              ========    ========

     Depreciation expense for 1994, 1995 and 1996 was $6,750,000, $8,590,000 and
$10,249,000, respectively.

     Estimated useful lives for buildings and improvements range from 15 to 39 years, machinery and equipment range from 3 to 15 years and office furniture and equipment range from 3 to 10 years.

     In March 1992, the Company entered into an agreement with Commonwealth Industries, Inc. ("Commonwealth"), formerly Barmet Aluminum Corporation, to construct, own and operate the Uhrichsville plant adjacent to Commonwealth's rolling mill in Uhrichsville, Ohio and to supply Commonwealth with all of its recycled aluminum needs. The Uhrichsville plant, including costs for capitalized interest and for the 1994 expansion, cost approximately $20,750,000. Commonwealth has an option to acquire up to a 49% equity interest in the Company's subsidiary that owns the Uhrichsville plant.

NOTE E -- INCOME TAXES

     The provision for income taxes was as follows:

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1994        1995        1996
                                                           --------    --------    --------
Current:
  Federal...............................................     $2,690      $5,241      $3,587
  State.................................................        683       1,485         369
                                                             ------      ------      ------
                                                              3,373       6,726       3,956
Deferred:
  Federal...............................................      1,955       1,678           7
  State.................................................        (96)       (511)        169
                                                             ------      ------      ------
                                                              1,859       1,167         176
                                                             ------      ------      ------
                                                             $5,232      $7,893      $4,132
                                                             ======      ======      ======

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

     The income tax expense computed by applying the federal statutory tax rate to earnings before income taxes differed from the provision for income taxes as follows:

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                             1994        1995        1996
                                                           --------    --------    --------
Income taxes at the federal statutory rate..............     $4,659      $7,127      $3,690
Goodwill amortization, nondeductible....................         59          91         168
State income taxes, net.................................        387         633         355
Other, net..............................................        127          42         (81)
                                                             ------      ------      ------
Provision for income taxes..............................     $5,232      $7,893      $4,132
                                                             ======      ======      ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Deferred tax liabilities:
  Accelerated depreciation..................................  $7,902    $8,139
  Federal effect of state income taxes......................     516       473
  Other.....................................................     199       224
                                                              ------    ------
          Total deferred tax liabilities....................   8,617     8,836
Deferred tax assets:
  Net operating loss carryforwards..........................     919     1,130
  Tax credit carryforwards..................................   1,709     1,470
  Expenses not currently deductible:
     Accrued landfill closure costs.........................     593       188
     Accrued vacation.......................................     396       326
     Accrued stock option expense...........................     322       178
     Accrued environmental expenses.........................     447       323
     Other accruals.........................................      --       804
  Federal effect of state income taxes......................     473       488
  Other.....................................................     230        91
                                                              ------    ------
          Total deferred tax assets.........................   5,089     4,998
Valuation allowance.........................................    (690)     (556)
                                                              ------    ------
          Net deferred tax assets...........................   4,399     4,442
                                                              ------    ------
          Net deferred tax liability........................  $4,218    $4,394
                                                              ======    ======

     At December 31, 1996, the Company had a $556,000 valuation allowance to reduce certain deferred tax assets to amounts that are more likely to be realized. The allowance includes $237,000 net operating loss assets generated by the Loudon facility prior to its acquisition by the Company. The majority of the remaining $319,000 relates to the Company's ability to utilize state investment tax credits generated by the Company's Corona, California facility, which was closed in 1996.

     At December 31, 1996, the Company had $1,470,000 of unused income tax credit carryforwards, $168,000 of which expire in 1998, $96,000 of which expire in 2010, and $1,206,000 of which do not expire. The

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

unused tax credits are comprised of $838,000 in state investment tax credits and $632,000 in various federal income tax credits.

     At December 31, 1996, the Company had approximately $1,472,000 of unused net operating loss carryforwards for federal purposes, which expire in the year 2008, and had approximately $8,776,000 for state purposes which expire in 2008 to 2011. The majority of the net operating loss carryforwards were generated by the Loudon facility.

NOTE F -- LONG-TERM DEBT AND CREDIT LINE

     Long-term debt is summarized as follows:

                                                             DECEMBER 31,
                                                           -----------------   JUNE 30,
                                                            1995      1996       1997
                                                           -------   -------   --------
11.18% MONY Senior Notes.................................  $ 8,000   $ 8,000   $     --
7.28% MONY Senior Notes..................................   15,000    15,000         --
7.41% MONY Senior Notes..................................       --    15,000         --
7.65% Morgantown, Kentucky Solid Waste Disposal
  Facilities Revenue Bonds (Series 1996).................       --     5,526      5,526
7.45% Morgantown, Kentucky Solid Waste Disposal
  Facilities Revenue Bonds (Series 1997).................       --        --      4,495
Variable Rate Term Loan..................................    3,750     2,750         --
Variable Rate Converting Revolving Loan..................    4,750     3,750         --
1997 Variable Rate Term Loan.............................       --        --     97,965
1997 Variable Rate Revolving Loan........................       --        --     13,100
Other....................................................      423       300      1,919
                                                           -------   -------   --------
     Subtotal............................................   31,923    50,326    123,005
Less current maturities..................................    2,169     2,124      7,614
                                                           -------   -------   --------
          Total..........................................  $29,754   $48,202   $115,391
                                                           =======   =======   ========

     In 1995, the Company increased its short-term working capital line of credit borrowing limit to $10,000,000 under a restated revolving credit facility (the "Revolving Facility"). On May 31, 1996, the Company further increased its limit to $12,000,000. Under the Revolving Facility, the Company had a subfacility for the issuance of standby letters of credit. To meet working capital needs, on December 30, 1996, the Company borrowed $2,000,000 under this Revolving Facility at an interest rate of 8.25%.

     The 7.65% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds (Series 1996) are due on May 1, 2016. The bonds were issued in 1996 in conjunction with the Company's construction of its salt cake processing plant in Morgantown, Kentucky. The bonds were issued at a 1% discount, which is being amortized over the life of the bonds.

     The 7.45% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds (Series 1997) are due on May 1, 2022. The bonds were issued in April 1997 in connection with the Company's expansion of its landfill in Morgantown and additional construction costs of its salt cake processing facility in Morgantown.

     The Variable Rate Term Loan and the Variable Rate Converting Revolving Loan had fluctuating interest rates based on the Company's ratio of total debt to earnings before interest, tax, depreciation and amortization. The interest rate on the Variable Rate Term Loan was 6.8125% and 6.75% at December 31, 1995 and 1996,

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

respectively. The interest rate on the Variable Rate Converting Revolving Loan was 6.875% and 6.75% at December 31, 1995 and 1996, respectively.

     In connection with the January 1997 acquisitions (Note B), the Company entered into a new $125,000,000 credit agreement ("Credit Agreement") with certain lenders, including Merrill Lynch & Co. (as syndication agent) and Texas Commerce Bank National Association (as administrative agent). The Company received $110,000,000 at the closing and used approximately $61,000,000 for acquisitions. The remaining $49,000,000 of the proceeds was used to repay all of the MONY Senior Notes, the Variable Rate Term Loan, the Variable Rate Converting Revolving Loan and $2,000,000 in borrowings outstanding under the Revolving Facility. The early debt retirement generated a loss of $1,318,000 (net of income taxes), which is reported as an extraordinary item in the six months ended June 30, 1997.

     The Credit Agreement provides for $125,000,000 of senior secured credit facilities consisting of a $105,000,000 term loan ("1997 Variable Rate Term Loan"), with a final maturity of seven years, and a $20,000,000 revolving credit agreement ("1997 Variable Rate Revolving Loan"), with a final maturity of five years. Of the $20,000,000 revolving credit agreement, $4,000,000 is to be used, as needed, by the Company for standby letters of credit. Borrowings under the credit facilities bear a fluctuating interest rate based on LIBOR or the prime rate, plus a credit margin that is based on the Company's rate of total debt to earnings before interest, taxes, depreciation and amortization.

     In order to reduce the floating interest rate exposure on the 1997 Variable Rate Term Loan, the Company entered into an interest rate cap transaction ("Rate Cap Transaction") agreement with Texas Commerce Bank on April 7, 1997. Under the terms of the Rate Cap Transaction agreement, the floating interest rate for 40% of the term loan borrowings under the Credit Agreement is capped at 8% per annum. The costs associated with the Rate Cap Transaction will be amortized as interest expense over the four year term of the agreement.

     The Credit Agreement imposes certain restrictions, including: (i) a prohibition of certain other indebtedness, (ii) maintenance of certain financial ratios, and (iii) limitations on investments, dividends, and capital expenditures. The annual limitations on cash dividends are as follows:
$3,500,000 for 1997 and 1998, $4,000,000 for 1999 and 2000 and $6,000,000 per
year, after the year 2000. The Credit Agreement is secured by substantially all of the Company's assets, as well as a pledge of the capital stock of substantially all of the Company's subsidiaries.

     At June 30, 1997, the Company had standby letters of credit outstanding with Texas Commerce Bank National Association and American National Bank and Trust Company in the amounts of $1,752,000 and $1,044,000, respectively.

     Scheduled maturities of long-term debt subsequent to June 30, 1997 are as follows:

Remainder of 1997...........................................  $  2,693
1998........................................................     9,928
1999........................................................    14,341
2000........................................................    16,341
2001........................................................    17,341
2002........................................................    31,441
After 2002..................................................    30,920
                                                              --------
          Total.............................................  $123,005
                                                              ========

     The fair value of the Company's debt approximates its carrying value.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

NOTE G -- EMPLOYEE BENEFIT PLANS

     The Company has a profit-sharing retirement plan covering most of its employees who meet defined service requirements. Contributions are determined annually by the Board of Directors and may be as much as 15% of covered salaries. Contributions for 1994, 1995 and 1996 were $1,039,000, $1,331,000 and
$1,366,000, respectively.

     In July 1996, the Company amended and restated the profit-sharing retirement plan to allow elective contributions as described in the Internal Revenue Code Section 401(k). Subject to certain dollar limits, employees may contribute a percentage of their salaries to this plan, and the Company will match a portion of the employees' contributions. The Company's match of employee contributions totaled $189,000 for 1996.

NOTE H -- STOCK OPTION PLANS

     In 1990, the Company adopted an amended and restated stock option plan. This plan provides for the granting of nonqualified and incentive stock options. The number of shares of common stock authorized for issuance under the plan is 1,200,000 shares. Options granted under the plan have various vesting periods and are exercisable for a period of 10 years from the date of grant, although options may expire earlier because of termination of employment.

     In 1992, the Company adopted the 1992 Stock Option Plan, which provides for the granting of nonqualified and incentive stock options to employees, officers, consultants and nonemployee members of the Board of Directors. Options granted to employees under this plan have various vesting periods. Annually, nonemployee directors will be granted nonqualified stock options exercisable after six months from the date of grant, equal to that number of shares determined by dividing the annual director fee amount by the fair market value of a share of common stock as of the date of grant. All options granted under this plan, once vested, are exercisable for a period of up to 10 years from the date of grant, although options may expire earlier because of termination of employment or service.

     In 1996, the Company adopted the Annual Incentive Program, which provides certain of the Company's key employees with annual incentive compensation tied to the achievement of pre-established and objective performance goals. This plan provides for the granting of stock options to key management employees, pursuant to the plan formula, in the event that the Company's return on total assets (as defined in the plan) for any bonus year exceeds 15%. Nonqualified and incentive stock options may be granted, and the terms of the plan concerning the stock options are substantially the same as the corresponding terms of the 1992 Stock Option Plan.

     The 1992 Stock Option Plan and the 1996 Annual Incentive Program allow for the payment of all or a portion of the exercise price and tax withholding obligations in shares of the Company's common stock delivered and/or withheld. Such payment or withholding will be valued at fair market value as of the date of exercise. Participants making use of this feature will automatically be granted a reload stock option to purchase a number of shares equal to the number of shares delivered and/or withheld. When a reload stock option is granted, a portion of the shares issued to the participant will be designated as restricted stock for a period of five years, although the restriction may be removed earlier under certain circumstances. Reload stock options have an exercise price equal to the fair market value as of the date of exercise of the original options and will expire on the same date as the original options.

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

     In 1994, 1995 and 1996 the Company acquired from employees and placed in the treasury, 27,665, 40,652 and 48,806 shares, respectively, pursuant to provisions of the Company's stock option plan. Such shares were tendered or withheld in satisfaction of those employees' federal and state withholding taxes on compensation resulting from the exercise of nonqualified stock options and for the aggregate exercise cost of certain of the options. Transactions under the option plans are as follows:

                                         1994                   1995                   1996
                                 --------------------   --------------------   --------------------
                                             WEIGHTED               WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE                AVERAGE
                                             EXERCISE               EXERCISE               EXERCISE
                                  OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                 ---------   --------   ---------   --------   ---------   --------
Options outstanding Jan. 1.....    833,555    $ 8.63    1,172,402    $10.19    1,291,364    $12.05
Options granted................    389,847     13.17      200,473     22.55      395,422     16.25
Options exercised..............    (47,400)     7.29      (77,590)    11.09     (138,227)     6.00
Options forfeited..............     (3,600)    13.63       (3,921)    13.55       (6,600)    17.64
                                 ---------              ---------              ---------
Options outstanding at Dec.
  31...........................  1,172,402     10.19    1,291,364     12.05    1,541,959     13.65
                                 =========              =========              =========
Options exercisable at Dec.
  31...........................    580,355      7.00      714,991      8.19      776,732     11.17
                                 =========              =========              =========
Options available for grant at
  Dec. 31......................     38,198                391,646                499,821
                                 =========              =========              =========

     Information related to options outstanding at December 31, 1996, is summarized below:

                         OPTIONS OUTSTANDING
                  ----------------------------------   OPTIONS EXERCISABLE
                               WEIGHTED                --------------------
                                AVERAGE     WEIGHTED              WEIGHTED
                               REMAINING    AVERAGE                AVERAGE
   RANGE OF                   CONTRACTUAL   EXERCISE              EXERCISE
EXERCISE PRICES    OPTIONS       LIFE        PRICE     OPTIONS      PRICE
---------------   ---------   -----------   --------   --------   ---------
    $0.10             8,850    1 Year        $ 0.10       8,850     $ 0.10
 $4.57-$7.55        349,100    4 Years         6.51     349,100       6.51
$12.38-$14.75       596,114    7 Years        13.36     309,526      13.42
$16.25-$23.75       587,895    10 Years       18.38     109,256      22.21
                  ---------                             -------
                  1,541,959                             776,732
                  =========                             =======

     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" requires disclosure of pro forma net earnings and net earnings per common share information computed as if the Company had accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method set forth in SFAS No. 123. The fair value of the Company's outstanding stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                              1995      1996
                                                              -----     -----
Expected option life in years...............................    4.0       3.9
Risk-free interest rate.....................................   5.59%     6.11%
Volatility factor...........................................  0.242     0.305
Dividend yield..............................................   0.89%     1.22%

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. In addition, because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma information does not reflect the pro forma effect of all previous stock option grants of the Company. Therefore, the pro forma information is not necessarily indicative of future amounts until SFAS No. 123 is applied to all outstanding stock options.

     The Company's pro forma information is as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995       1996
                                                              -------    ------
Net earnings -- as reported.................................  $12,470    $6,720
Net earnings -- pro forma...................................  $12,455    $6,406
Net earnings per common share -- as reported................  $  1.03    $ 0.55
Net earnings per common share -- pro forma..................  $  1.03    $ 0.52
Weighted-average fair value of options granted during the
  year......................................................  $  5.88    $ 4.83

NOTE I -- OPERATIONS

     During 1994, 1995 and 1996, sales to Aluminum Company of America ("Alcoa") totaled 30%, 23% and 13%, respectively, of revenues. Sales to Commonwealth totaled 12% of revenues in 1994. No other customer accounted for more than 10% of revenues in 1994, 1995 and 1996. The loss of Alcoa or Commonwealth would have a material adverse effect upon the business of the Company and its future operating result. However, a significant portion of the processing for these customers is performed pursuant to long-term agreements.

     During the third quarter of 1996, the Company recorded a charge to cost of sales of $3,577,000 resulting from management's decision to close the Company's Corona, California aluminum recycling plant.

     On May 8, 1997, Harvard Industries, Inc. ("Harvard") announced that it and its wholly-owned subsidiary, Doehler-Jarvis, Inc. ("Doehler-Jarvis") had filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company sells aluminum to Doehler-Jarvis. At June 30, 1997, the Company had $3,530,000 of outstanding unsecured receivables from Doehler-Jarvis, net of related reserves. While the Company currently believes that Harvard's bankruptcy will not have a material adverse effect on the Company's financial position or results of operations, no assurance can be given as to the amount and timing of the Company's ultimate recovery of its claims. The Company's revenues from Doehler-Jarvis totaled $17,490,000 and $12,350,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. The Company believes that the loss of this customer will not have a material adverse effect on the Company's financial position or results of operations.

     The Company's operations, like those of other basic industries are subject to federal, state, local and foreign laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) improve liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals, or other releases of hazardous substances (together, "Environmental Laws"). It

                      IMCO RECYCLING INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)
            (DOLLARS IN TABLES ARE IN THOUSANDS, EXCEPT SHARE DATA)

can be anticipated that more rigorous laws and regulations will be enacted that could require the Company to make substantial expenditures in addition to those referred to herein.

     From time to time, operations of the Company have resulted or may result in certain noncompliance with applicable requirements under Environmental Laws. However, the Company believes that any such noncompliance under current Environmental Laws would not have a material adverse effect on the Company's financial position.

     The Illinois Environmental Protection Agency ("IEPA") recently notified IZI that it may be a potentially responsible party ("PRP") pursuant to the Illinois Environmental Protection Act for the cleanup of contamination at a site in Marion County, Illinois to which IZI, among others, sent zinc oxides for processing and resale in the past. IZI has joined a group of PRPs which is planning to negotiate with the IEPA regarding the cleanup of the site. Although the site has not been fully investigated and final cleanup costs have not yet been determined, based on current cost estimates and information regarding the amount and type of materials sent to the site by IZI, the Company does not believe, although there can be no assurance, that its liability at this site will have a material adverse effect on its financial position.

NOTE J -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       THREE MONTHS ENDED
                                       ---------------------------------------------------
                                       MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31    TOTAL YEAR
                                       ---------   --------   -------------   ------------   ----------
1995:
Revenues.............................   $30,746    $29,725       $32,105        $48,591       $141,167
Gross profit.........................     7,435      7,315         7,783          8,406         30,939
Income before tax....................     4,824      4,933         5,543          5,063         20,363
Net earnings.........................     2,894      2,959         3,327          3,290         12,470
Earnings per common share............      0.24       0.25          0.27           0.27           1.03
1996:
Revenues.............................   $50,718    $50,465       $53,689        $55,999       $210,871
Gross profit.........................     7,890      7,807         2,625          7,215         25,538
Income (loss) before tax.............     4,750      4,293        (1,005)         2,814         10,852
Net earnings (loss)..................     2,963      2,598          (798)         1,958          6,720
Earnings (loss) per common share.....      0.24       0.21         (0.07)          0.16           0.55

     During the third quarter of 1996, the Company recorded a charge of $4,177,000 resulting from management decisions to close the Company's Corona, California aluminum recycling plant and to accelerate the closure of the first cell of the Company's landfill in Morgantown, Kentucky.

                       [GRAPHIC-IMCO CAN RECYCLING LOOP]

IMCO is a major supplier of recycled metal to can stock producers. Starting at the bottom of the can cycle loop, aluminum scrap is recycled and delivered in molten and ingot forms to producers who provide can stock to can plants. After use by consumers, the majority of beverage cans are returned for recycling and the process begins again. Can stock producers return dross for recycling and can plants return scrap from their manufacturing process.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Recent Developments...................     7
Forward-Looking Statements............     7
Price Range of Common Stock and
  Dividends...........................     8
Use of Proceeds.......................     9
Capitalization........................    10
Summary Pro Forma Financial Data......    11
Selected Consolidated Financial
  Data................................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    15
Business..............................    22
Management............................    35
Principal Stockholders................    37
Description of Capital Stock..........    38
Underwriting..........................    39
Legal Matters.........................    40
Experts...............................    41
Available Information.................    41
Incorporation of Certain Documents by
  Reference...........................    42
Index to Consolidated Financial
  Statements..........................   F-1

======================================================

======================================================

                                2,300,000 SHARES
                                  [IMCO LOGO]
                              IMCO RECYCLING INC.

                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------

                              MERRILL LYNCH & CO.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.
                                OCTOBER 29, 1997

======================================================